EXECUTION VERSION

PRIMERO MINING CORP.

and

BRIGUS GOLD CORP.

and

8724385 CANADA LIMITED

ARRANGEMENT AGREEMENT December 16, 2013

- i –

- ii –

SCHEDULES

ARRANGEMENT AGREEMENT

Arrangement Agreement dated December 16, 2013 among Primero Mining Corp. (“Primero”), Brigus Gold Corp. (“Brigus”) and 8724385 Canada Limited (“SpinCo”).

WHEREAS:

A.	Primero wishes to indirectly acquire all of the issued and outstanding common shares of Brigus;

B.

The Parties wish to propose an arrangement involving, among other things, a reorganization of capital of Brigus, the distribution to Brigus Shareholders of SpinCo Shares and the indirect acquisition by Primero of all of the issued and outstanding shares of Brigus in exchange for Primero Shares;

C.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Canada Business Corporations Act;

D.

Primero has entered into the Primero Voting Agreements with the Brigus Locked-up Shareholders, pursuant to which, among other things, such Brigus Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Brigus Shares held by them in favour of the Arrangement Resolution;

E.

Brigus has entered into the Brigus Voting Agreements with the Primero Locked-up Shareholders, pursuant to which, among other things, such Primero Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Primero Shares held by them in favour of the Primero Resolution; and

F.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any bona fide offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that Party; or (B) any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that Party; or (B) any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of a Party’s consolidated assets; or (e) a sale relating to 20% or more of a Party’s consolidated assets (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets); provided that, for greater certainty, any sale by Goldcorp Inc. of all or any voting or equity securities of Primero, including pursuant to any underwritten, marketed or agency secondary offering (other than a sale by Goldcorp Inc. of all of its Primero Shares to a single Person) shall not constitute an “Acquisition Proposal”.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of this Agreement;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Brigus Disclosure Letter and the Primero Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Brigus Shareholders, approving the Plan of Arrangement which is to be considered at the Brigus Meeting substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Brigus in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“Brigus Balance Sheet” has the meaning ascribed thereto in Section 11 of Schedule D;

“Brigus Benefit Plans” means any pension plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Brigus or any of its Subsidiaries or for which Brigus or its Subsidiaries could have any liability;

“Brigus Board” means the board of directors of Brigus as the same is constituted from time to time;

“Brigus Budget” means the Brigus operating and capital budget for 2014 as presented to the Brigus Board during fiscal year 2013, together with all expenditures which have been approved by the Brigus Board prior to the date of this Agreement, and copies of which have been provided to Primero prior to the date of this Agreement;

“Brigus Change in Recommendation” has the meaning ascribed thereto in Subsection 9.2(a)(iii)(A);

“Brigus Circular” means the notice of the Brigus Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Brigus Shareholders in connection with the Brigus Meeting, as amended, supplemented or otherwise modified from time to time;

“Brigus Convertible Debentures” means convertible debentures of Brigus issued pursuant to a convertible debenture indenture dated as of March 23, 2011 between Brigus and Computershare Trust Company of Canada;

“Brigus DSU” means a deferred share unit issued under the Brigus DSU Plan;

“Brigus DSU Plan” means the deferred share unit plan approved by Brigus Shareholders at a meeting held on May 23, 2012;

“Brigus Disclosure Letter” means the disclosure letter executed by Brigus and delivered to Primero prior to the execution of this Agreement;

“Brigus ESPP” means the employee share purchase plan of Brigus approved by Brigus Shareholders at a meeting held on May 23, 2012;

“Brigus Locked-up Shareholders” means the senior officers and directors of Brigus;

“Brigus Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Brigus and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) the announcement of the execution of this Agreement or the transactions contemplated by this Agreement (ii) in or relating to general political, economic or financial conditions, including in Canada, the United States or Mexico, (iii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster (iv) in or relating to the state of securities markets in general, including any reduction in market indices, (v) in or relating to currency exchange rates, (vi) in or relating to the industries in which such persons operate in general, the market for gold in general or changes in the price of gold, (vii) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (viii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, (ix) in or relating to SpinCo; (x) any actions taken (or omitted to be taken) upon the request of Primero or pursuant to this Agreement (xi) relating to a change in the market trading price of the Brigus Shares either: (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Brigus Material Adverse Effect” under subsections (i) to (ix) above, provided, however, that such effect referred to in subsections (iv) to (viii) above does not disproportionately adversely affect Brigus and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Brigus and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Brigus Material Adverse Effect” has occurred;

“Brigus Meeting” means the special meeting of Brigus Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Brigus Mining Properties” means all mining claims (whether patented or unpatented), concessions, leases, licences, permits, surface rights, access rights and other rights and interests to explore for, exploit, develop, mine or produce minerals which Brigus, any of its Subsidiaries owns, has an interest in, or has a right or option to acquire or use other than those that relate exclusively to the SpinCo Exploration Properties , together with all joint venture, earn-in and other Contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Brigus Mining Properties in Brigus’s possession or control relating to such Brigus Mining Properties;

“Brigus Option Plan” means the share option plan of Brigus, approved by Brigus Shareholders at a meeting held on May 27, 2011;

“Brigus Options” means the outstanding options to purchase Brigus Shares granted under the Brigus Option Plan;

“Brigus Optionholders” means the holders of Brigus Options;

“Brigus Public Documents” means all documents or information filed on SEDAR or EDGAR by Brigus under applicable Securities Laws since and including January 1, 2012 to and including the date hereof;

“Brigus Shareholders” means the holders of Brigus Shares;

“Brigus Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

 “Brigus Shares” means the common shares in the authorized share capital of Brigus;

“Brigus Termination Fee Event” has the meaning ascribed thereto in Subsection 9.3(c);

“Brigus Voting Agreements” means the voting agreements (including all amendments thereto) between Brigus and the Primero Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Primero Shares in favour of the Primero Resolution;

“Brigus Warrant Indentures” means, collectively, (i) the warrant indenture dated October 19, 2010 between Brigus Gold Corp. and Computershare Trust Company of Canada, and (ii) the warrant indenture dated November 19, 2009, as amended June 25, 2010, between Brigus Gold Corp. (as successor to Linear Gold Corp.) and Computershare Trust Company of Canada;

“Brigus Warrants” means the common share purchase warrants of Brigus listed on the TSX under the symbols “BRD.WT” and “BRD.WT.A”;

“Bump Transactions” has the meaning ascribed thereto in Subsection 5.6(c);

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, or Halifax, Nova Scotia;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Claim” has the meaning ascribed thereto in Section 7.2;

“Class A Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Collateral Benefits” has the meaning ascribed thereto in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means (i) receipt by Primero of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Primero of written confirmation from the Commissioner of Competition that she or he does not intend to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement;

“Confidentiality Agreements” means the confidentiality agreements between Primero and Brigus dated June 27, 2013 and October 2, 2013.

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Brigus Share that is issued and outstanding immediately prior to the Effective Time, comprising (i) an indivisible combination of 0.175 of a Primero Share and $0.000001 in cash, and (ii) and 0.10 of a SpinCo Share;

“Consideration Shares” means the Primero Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Brigus Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by the Brigus Shareholders in respect of the Arrangement, described in Article 4 of the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the United States Securities and Exchange Commission;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Expiring Options” has the meaning ascribed thereto in Section 2.7(a);

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Brigus and Primero, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Further Reorganization” has the meaning ascribed thereto in Section 5.6(b);

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated hereby under the HSR Act;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Indemnified Liability” means:

(a)

a liability or obligation (other than any liability or obligation for Taxes) that, following the Effective Time, (i) Brigus or any of its Subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the SpinCo Assets or the SpinCo Exploration Properties (including the operations or activities in connection therewith).

(b)

any liability or obligation for Tax which is payable to any Governmental Entity arising from, or in connection with: (i) the Reorganization, including the transfer of the SpinCo Assets and SpinCo Exploration Properties to, or the assumption of the SpinCo Liabilities by, SpinCo or any subsidiary of SpinCo; (ii) any transfer or distribution by any Subsidiary transferred to SpinCo pursuant to the Reorganization that is completed in connection with the transactions referred to in (i) above, on or prior to the Effective Date; (iii) any transfer or distribution of the SpinCo Assets and SpinCo Exploration Properties or property substituted therefor that is completed in connection with the transactions referred to in (i) above, by any subsidiary of Brigus; or (iv) the transfer or disposition of SpinCo Shares to Brigus Shareholders); or

(c)

any liability or obligation for Tax, which is payable but not yet paid or reflected in the reserves in Brigus’ annual audited financial statements for the fiscal year ended December 31, 2012, to any Governmental Entity and is imposed on, or is in respect of, the SpinCo Assets, the SpinCo Liabilities, any Subsidiary transferred to SpinCo pursuant to the Reorganization and/or the SpinCo Exploration Properties for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, whether such action actually occurs or is deemed to occur for Tax purposes and only to the extent that such Tax is payable after Brigus and any of its Subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of SpinCo Assets or SpinCo Exploration Properties to SpinCo or the disposition of SpinCo Shares, as the case may be;

“Indemnified Party” has the meaning ascribed thereto in Section 7.1;

“Indemnified Notice” has the meaning ascribed thereto in Section 7.2;

“Indemnified Tax Claim” has the meaning ascribed thereto in Section 7.2(b)(i);

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Brigus Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

“IFRS” means International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Key Consents” has the meaning ascribed thereto in Section 3 of Schedule D;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Master Reorganization Agreement” means the Master Reorganization Agreement among Brigus and SpinCo, in the form to be agreed by the Parties, which will provide for the Reorganization, such agreement to be effective not less than one (1) hour prior to the Effective Time;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 29 of Schedule D;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions;

“Mineral Rights” has the meaning ascribed thereto in Section 13 of Schedule D;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the New York Stock Exchange MKT;

“Option Exchange Ratio” means 0.175;

“Option Shares” means the Primero Shares issuable on exercise of any Replacement Option;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means April 30, 2014 or such later date as may be agreed to in writing by the Parties;

“Parties” means Brigus, Primero and SpinCo.

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Permitted Encumbrances” means any one or more of the following: (a) encumbrances for Taxes which are not delinquent; (b) inchoate or statutory encumbrances, provided that such encumbrances are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law; or (c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of Brigus, SpinCo or any of their Subsidiaries or affiliates, to terminate any such lease, licence, franchise, grant or permit, or require annual or other payments as a condition of their continuance;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Brigus, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Primero Balance Sheet” has the meaning ascribed thereto in Section 11 of Schedule E;

“Primero Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Primero or any of its Subsidiaries or for which Primero or its Subsidiaries could have any liability;

“Primero Board” means the board of directors of Primero as the same is constituted from time to time;

“Primero Change in Recommendation” has the meaning ascribed thereto in Subsection 9.2(a)(iv)(A);

“Primero Circular” means the notice of the Primero Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Primero Shareholders in connection with the Primero Meeting, as amended, supplemented or otherwise modified from time to time;

“Primero Disclosure Letter” means the disclosure letter executed by Primero and delivered to Brigus prior to the execution of this Agreement;

“Primero Locked-up Shareholders” means the senior officers and directors of Primero;

“Primero Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Primero and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Mexico, (ii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster, (iii) in or relating to the state of securities markets in general, including any reduction in market indices, (iv) in or relating to currency exchange rates, (v) in or relating to the industries in which such persons operate in general or the market for gold in general or changes in the price of gold, (vi) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (vii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, or (viii) relating to a change in the market trading price of the Primero Shares either: (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Primero Material Adverse Effect” under subsections (i) to (vi) above, provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Primero or its Subsidiaries or disproportionately adversely affect Primero and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Primero and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Primero Material Adverse Effect” has occurred;

“Primero Meeting” means the special meeting of Primero Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Primero Shareholder Approval;

“Primero Mineral Rights” has the meaning ascribed thereto in Section 12 of Schedule E;

“Primero Property” has the meaning ascribed thereto in Section 12 of Schedule E;

“Primero Public Documents” means all documents or information filed on SEDAR or EDGAR by Primero under applicable Securities Laws since and including January 1, 2012 to and including the date hereof;

“Primero Resolution” means the ordinary resolution of Primero Shareholders approving the issuance of the Consideration Shares, Option Shares and Warrant Shares at the Primero Meeting substantially in the form and content of Schedule C;

“Primero Shareholder Approval” means the approval by the Primero Shareholders by ordinary resolution of the issuance of the Consideration Shares, Option Shares and Warrant Shares at the Primero Meeting and, if required, of the transactions contemplated by this Agreement, in accordance with the policies and rules of the TSX and NYSE;

“Primero Shareholders” means the holders of Primero Shares;

“Primero Shares” means the common shares in the authorized share capital of Primero;

“Primero Termination Fee Event” has the meaning ascribed thereto in Subsection 9.3(d);

“Primero Voting Agreements” means the voting agreements (including all amendments thereto) between Primero and the Brigus Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Brigus Shares in favour of the Arrangement Resolution;

“Property” has the meaning ascribed thereto in Section 13 of Schedule D;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Reorganization” means the reorganization of Brigus and its Subsidiaries, as applicable, prior to the Effective Time of the Plan of Arrangement in accordance with the Master Reorganization Agreement, such that SpinCo will acquire the SpinCo Exploration Properties and the SpinCo Assets, and assume the SpinCo Liabilities, all to be effected pursuant to the Master Reorganization Agreement, and also includes any Further Reorganization;

“Replacement Option” has the meaning ascribed thereto in Subsection 2.7(a);

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX, NYSE and NYSE MKT;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of the Brigus Board;

“SpinCo Assets” means (i) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the SpinCo Exploration Properties , (ii) the office leases (and any subleases) of Brigus and/or its Subsidiaries relating to Brigus’ existing offices located at 1969 Upper Water Street, Suite 2001, Purdy’s Wharf, Tower II, Halifax, Nova Scotia, Canada, (iii) office furniture, office equipment or office supplies located at the office locations referred to in clause (ii) above, (iv) all fixed assets of Brigus and/or its Subsidiaries relating exclusively to the SpinCo Exploration Properties or located within the boundaries of the SpinCo Exploration Properties or at the office locations referred to above in paragraph (ii) above, (v) all of the shares of Brigus Gold ULC and Brigus Gold, Inc., which together hold the SpinCo Exploration Properties, and the related Subsidiaries of Brigus Gold ULC, (vi) all joint venture, earn-in, other Contracts entered into by Brigus and/or its Subsidiaries, and royalties or other similar rights that relate exclusively to the SpinCo Exploration Properties; (vii) the following marketable securities: common shares of Cangold Limited and Everton Resources Inc., and (vii) all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SpinCo Exploration Properties in Brigus’ possession or control relating to the SpinCo Exploration Properties;

“SpinCo Exploration Properties” means all of the right, title and interest of Brigus and/or its Subsidiaries in the mineral properties set out in Schedule G;

“SpinCo Liabilities” means all of the liabilities of Brigus or any of its Subsidiaries, contingent or otherwise, which pertain to, or arose in connection with the operation of, the SpinCo Exploration Properties or the SpinCo Assets, including, without limitation, all Indemnified Liabilities;

“SpinCo Shares” means the common shares of SpinCo to be issued as part of the Consideration pursuant to the Plan of Arrangement;

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of this Agreement;

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal made in writing by a third party after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Brigus Shares or all of the Primero Shares or all or substantially all of the assets of Brigus or Primero on a consolidated basis; (ii) that, in good faith determination of the Brigus Board or the Primero Board, as applicable, is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be reasonably likely to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence or access condition beyond the fifth Business Day after which the Person making the Acquisition Proposal is first afforded access to the books, records and personnel of Brigus or Primero, as the case may be; (v) that did not result from a breach of Section 8.1 or Section 8.2, as applicable. by the receiving Party or its representatives; (vi) that is made available to all Brigus Shareholders or Primero Shareholders, as the case may be, on the same terms and conditions (but, for greater certainty, does not restrict the provision of Collateral Benefits to any one or more Brigus Shareholders or Primero Shareholders, as the case may be); and (vii) in respect of which the board of directors of such Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 8.1(f) or Subsection 8.2(f), as applicable;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Arbitrator” has the meaning ascribed thereto in Section 7.2(b)(iv);

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Termination Fee” has the meaning ascribed thereto in Subsection 9.3(b);

“Transaction Personal Information” has the meaning ascribed thereto in Section 10.1;

“TSX” means the Toronto Stock Exchange;

“Unindemnified Tax Claim” has the meaning ascribed thereto in Section 7.2(b)(i);

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

“Warrant Shares” means the Primero Shares issuable on exercise of any Brigus Warrants following the Effective Time.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)

“this Agreement” means this Arrangement Agreement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Appendix” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Appendix to, this Agreement;

(d)

the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Appendix, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Agreement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Brigus shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Brigus required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of Brigus or Primero, as the case may be, it shall be deemed to refer to the knowledge, after making reasonable inquiries regarding the relevant matter, of Brigus’ and Primero’s directors and senior officers, as the case may be.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C – Primero Resolution

Schedule D – Representations and Warranties of Brigus and SpinCo

Schedule E – Representations and Warranties of Primero

Schedule F – Form of Brigus Voting Agreement and Primero Voting Agreement

Schedule G – SpinCo Exploration Properties

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event on or before February 14, 2014, Brigus shall apply to the Court in a manner acceptable to Primero, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with Primero, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Brigus Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Brigus Meeting;

(c)

that the requisite approval for the Arrangement Resolution shall be (i) a majority of no less than two-thirds of the votes cast on the Arrangement Resolution by the Brigus Shareholders present in person or by proxy at the Brigus Meeting, and (ii) a majority of the votes attached to the Brigus Shares held by Brigus Shareholders present in person or represented by proxy at the Brigus Meeting excluding for this purpose votes attached to Brigus Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (collectively, the “Brigus Shareholder Approval”);

(d)	that, in all other respects, the terms, conditions and restrictions of the Brigus constating documents, including quorum requirements and other matters, shall apply in respect of the Brigus Meeting;

(e)	for the grant of Dissent Rights to the Brigus Shareholders who are registered Brigus Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Brigus Meeting may be adjourned or postponed from time to time by the Brigus Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)

that it is Primero’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(i)

that it is SpinCo’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the SpinCo Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(j)

for such other matters as Primero and/or Brigus may reasonably require, subject to obtaining the prior consent of Brigus and/or Primero, respectively, such consent not to be unreasonably withheld or delayed.

2.3	Brigus Meeting

Subject to the terms of this Agreement:

(a)

Brigus agrees to convene and conduct the Brigus Meeting in accordance with the Interim Order, Brigus’ articles, by-laws and applicable Law as soon as reasonably practicable and in any event on or before March 31, 2014. Brigus and Primero agree to use their commercially reasonable efforts to schedule the Brigus Meeting and the Primero Meeting on the same day with the Brigus Meeting to occur after the Primero Meeting. Brigus agrees that it shall, in consultation with Primero, fix and publish a record date for the purposes of determining the Brigus Shareholders entitled to receive notice of and vote at the Brigus Meeting in accordance with the Interim Order.

(b)

Brigus shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Brigus Meeting without Primero’s prior written consent.

(c)

Brigus will advise Primero as Primero may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Brigus Meeting, as to the aggregate tally of the proxies received by Brigus in respect of the Arrangement Resolution.

(d)

Brigus will promptly advise Primero of any written notice of dissent or purported exercise by any Brigus Shareholder of Dissent Rights received by Brigus in relation to the Arrangement and any withdrawal of Dissent Rights received by Brigus and any written communications sent by or on behalf of Brigus to any Brigus Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(e)	Brigus will provide notice to Primero of the Brigus Meeting and use its commercially reasonable efforts to allow representatives of Primero to attend the Brigus Meeting.

2.4	Brigus Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, but subject to Section 2.4(f) Brigus shall (i) prepare the Brigus Circular together with any other documents required by applicable Laws, (ii) file the Brigus Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Brigus Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Brigus Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Brigus Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Brigus Meeting.

(b)

Brigus shall ensure that the Brigus Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Brigus Circular will not contain any misrepresentation (except that Brigus shall not be responsible for any information relating to Primero and its affiliates, including the Primero Shares).

(c)	Brigus shall have received a fairness opinion from Cormark Securities Inc.;

(d)	Brigus shall disclose in the Brigus Circular:

(i)	that the Brigus Board has received a fairness opinion from Cormark Securities Inc.;

(ii)	the general terms of the fairness opinion from Cormark Securities Inc.;

(iii)

that the Brigus Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee, that the Consideration per Brigus Share to be received by Brigus Shareholders (other than Primero) pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Brigus, and the Brigus Board has recommended that the Brigus Shareholders vote in favour of the Arrangement.

(e)

Except as permitted under the other provisions of this Agreement: (i) Brigus shall solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any other Brigus Shareholder, including, if so requested by Primero, using the services of dealers and proxy solicitation services (with Primero paying the cost of such services) and permitting Primero to otherwise assist Brigus in such solicitation; (ii) the Brigus Board shall recommend to holders of Brigus Shares that they vote in favour of the Arrangement Resolution; (iii) Brigus shall not make a Brigus Change in Recommendation; and (iv) Brigus shall include in the Brigus Circular a statement that each director and executive officer of Brigus intends to vote all of such Person’s Brigus Shares (including any Brigus Shares issued upon the exercise of any Brigus Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Brigus Voting Agreements.

(f)

Primero shall provide to Brigus all information regarding Primero, its affiliates and the Primero Shares, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws as required by the Interim Order and applicable Laws for inclusion in the Brigus Circular or in any amendments or supplements to such Brigus Circular. Primero shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Brigus Circular and to the identification in the Brigus Circular of each such advisor. Primero shall ensure that such information represents full, true and plain disclosure of all material facts concerning the Primero Shares does not include any misrepresentation concerning Primero. Primero shall indemnify and save harmless Brigus, its Subsidiaries and their respective officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Brigus, any of its Subsidiaries or any of their respective officers, directors and employees may be subject or may suffer as a result of, or arising from, any misrepresentation contained in any information included in the Brigus Circular that was provided by Primero pursuant to this Section 2.4, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any securities regulatory authority or other Governmental Entity based on such misrepresentation.

(g)

Primero and its legal counsel shall be given a reasonable opportunity to review and comment on the Brigus Circular prior to the Brigus Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Primero and its legal counsel, provided, however, that all information relating solely to Primero, its affiliates and the Primero Shares included in the Brigus Circular shall be in form and content satisfactory to Primero, acting reasonably. Brigus shall provide Primero with final copies of the Brigus Circular prior to the mailing to the Brigus Shareholders.

(h)

Each of Brigus and Primero shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Brigus Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Brigus Circular as required or appropriate, and Brigus shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Brigus Circular to Brigus Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Final Order

If: (a) the Interim Order is obtained, and (b) the Arrangement Resolution is passed at the Brigus Meeting as provided for in the Interim Order and as required by applicable Law and the Primero Resolution is passed at the Primero Meeting as required by applicable Law, then, subject to the terms of this Agreement, Brigus shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 192 of the CBCA held as soon as reasonably practicable and, in any event, within two (2) Business Days following the later of the approval of the Arrangement Resolution at the Brigus Meeting and the approval of the Primero Resolution at the Primero Meeting, or such other time period as may be agreed upon by the Parties, each acting reasonably.

2.6	Court Proceedings

Subject to the terms of this Agreement, Primero will cooperate with and assist Brigus in seeking the Interim Order and the Final Order, including by providing Brigus on a timely basis any information reasonably required to be supplied by Primero in connection therewith. Brigus will provide legal counsel to Primero with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Brigus will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with Primero’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Primero to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Primero’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Brigus shall also provide to Primero’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Brigus in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Brigus indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Brigus will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Brigus will not object to legal counsel to Primero making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Brigus is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Brigus will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Brigus is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Primero.

2.7	Brigus Options, Brigus Warrants, Brigus DSUs and Brigus ESPP

(a)

Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time each Brigus Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a “Replacement Option”) to purchase from Primero the number of Primero Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Brigus Shares subject to such Brigus Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Primero Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Brigus Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Brigus Option for which it was exchanged, and shall be governed by the terms of a Brigus Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of Brigus or Primero, as the case may be. The Replacement Options shall include 800,604 Brigus Options which have an exercise price of $0.767 and expire on February 6, 2014, February 19, 2014 and March 4, 2014 (collectively, the “Expiring Options”). Primero agrees that the Expiring Options shall become Primero Options on the same terms as the other Replacement Options with an expiry date of two (2) months from the Effective Date.

(b)

After the Effective Time, in accordance with and subject to the terms of the Brigus Warrant Indentures, each holder of a Brigus Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Brigus Warrant, in lieu of Brigus Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Primero Shares and Spinco Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Brigus Shares to which such holder would have been entitled if such holder had exercised such holder’s Brigus Warrants immediately prior to the Effective Time. Each Brigus Warrant shall continue to be governed by and be subject to the terms of the applicable Brigus Warrant Indenture. Upon any exercise of a Brigus Warrant, in accordance with the terms of the Brigus Warrant Indentures, Primero and Spinco shall issue the necessary number of Primero Shares and Spinco Shares needed to settle such exercise and Primero shall promptly pay to Spinco, on receipt, a portion of the Brigus Warrant exercise price based on the formula set out in the Plan of Arrangement. The obligations of Brigus with respect to the Brigus Warrants as so exchanged shall be assumed by Primero and SpinCo, and Primero and SpinCo agree to use commercially reasonable efforts to arrange for the Brigus Warrants to continue to be listed on the TSX under Primero’s trading symbol and to maintain such listing until 5:00 p.m. (Halifax time) on November 19, 2014.

(c)

Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Brigus DSUs, and Brigus shall allot and issue to each holder of a Brigus DSU such number of Brigus Shares as are due to such holder under the terms of the Brigus DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Brigus DSU Plan will terminate and none of the former holders of Brigus DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Brigus DSU Plan.

(d)

Subject to the terms and conditions of the Brigus ESPP, Brigus shall, promptly following execution of this Agreement, suspend future participation under the Brigus ESPP after December 31, 2013, and provide participants with notice of Brigus’ intention to terminate the Brigus ESPP effective as of the Effective Time, provided that, for greater certainty, Brigus shall comply with all of its existing obligations incurred or accrued in connection with the Brigus ESPP prior to the time at which termination is thereof is effective.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) Business Day after the satisfaction or, where not permitted, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Brigus with the Director, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Primero’s prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Each of Brigus and Primero agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 9.4 of this Agreement to include such other terms determined to be necessary or desirable by Primero or Brigus, as the case may be, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of changing the Consideration or which is otherwise prejudicial to the Brigus Shareholders, other parties to be bound by the Plan of Arrangement or the Primero Shareholders and is not inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario at 10:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9	Payment of Consideration

Primero will, following receipt by Brigus of the Final Order and prior to the filing by Brigus of the Articles of Arrangement, deposit in escrow with the Depositary sufficient Primero Shares to satisfy the Consideration payable to the Brigus Shareholders.

2.10	Announcement and Shareholder Communications

Primero and Brigus shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Primero and Brigus, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Primero and Brigus agree to co-operate in the preparation of presentations, if any, to Brigus Shareholders or the Primero Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. To the extent possible, each of Brigus and Primero shall provide prior notice to the other Party of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure and such other Party and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by such other Party and its counsel.

2.11	Withholding Taxes

The Parties and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person such amounts as the Parties or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.12	List of Shareholders

At the reasonable request of Primero from time to time, Brigus shall provide Primero with a list (in both written and electronic form) of the registered Brigus Shareholders, together with their addresses and respective holdings of Brigus Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Brigus to acquire Brigus Shares (including Brigus Optionholders, Brigus Warrants and Brigus DSUs) and a list of non-objecting beneficial owners of Brigus Shares, together with their addresses and respective holdings of Brigus Shares. Brigus shall from time to time require that its registrar and transfer agent furnish Primero with such additional information, including updated or additional lists of Brigus Shareholders and lists of holdings and other assistance as Primero may reasonably request.

2.13	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Class A Shares, Consideration Shares, Replacement Options and SpinCo Shares issued on completion of the Arrangement to Brigus Shareholders and Brigus Optionholders, as applicable, will be issued by Brigus, Primero and SpinCo, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Brigus Shareholders, subject to the Arrangement;

(d)

Brigus will ensure that each Person entitled to receive Class A Shares, Consideration Shares, Replacement Options or SpinCo Shares, as applicable, on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

Each Person entitled to receive Class A Shares, Consideration Shares, Replacement Options or SpinCo Shares, as applicable will be advised that the Class A Shares, Consideration Shares, Replacement Options and SpinCo Shares, respectively, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Primero, Brigus or SpinCo, as the case may be, in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Brigus Shareholders;

(g)

the Interim Order approving the Brigus Meeting will specify that each Brigus Shareholder and each Brigus Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Primero, Brigus and SpinCo, pursuant to the Plan of Arrangement.”

2.14	United States Tax Matters

The Arrangement, taken as a whole (and other than the receipt of SpinCo shares by the Brigus Shareholders) is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party, to the extent it is required to make any filings in the United States, agrees to treat the Arrangement (other than the receipt of SpinCo Shares by the Brigus Shareholders) as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, unless otherwise required by law. Each Party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated in part as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF BRIGUS AND SPINCO

3.1	Representations and Warranties

Except as set forth in the correspondingly numbered paragraph of the Brigus Disclosure Letter, Brigus and SpinCo jointly represent and warrant to Primero as set forth in Schedule D and acknowledge and agree that Primero is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Brigus and SpinCo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PRIMERO

4.1	Representations and Warranties

Except as set forth in the correspondingly numbered paragraph of the Primero Disclosure Letter, Primero represents and warrants to Brigus and SpinCo as set forth in Schedule E and acknowledges and agrees that Brigus and SpinCo are relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Primero contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Brigus Regarding the Conduct of Business

Brigus covenants and agrees that at all times prior to the Effective Time, except as required to give effect to the Reorganization, or as disclosed in the Brigus Disclosure Letter, or in the Brigus Budget and unless Primero shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)

Brigus shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its Property and Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b)	without limiting the generality of Subsection 5.1(a), Brigus shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i)

issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Brigus Shares, Brigus Options, Brigus Warrants, or any calls, conversion privileges or rights of any kind to acquire any Brigus Shares or other securities or any shares of its Subsidiaries, other than in the ordinary course of business consistent with past practice and in accordance with the Brigus Option Plan and the Brigus DSU Plan or pursuant to the terms of existing Brigus Options, Brigus Warrants or Brigus DSUs outstanding as at the date hereof;

(ii)

other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Brigus or any of its Subsidiaries or any interest in any assets of Brigus and its Subsidiaries having a value greater than $250,000 in the aggregate;

(iii)

sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any Property or Mineral Rights of Brigus or any of its Subsidiaries or any interest in any Property or Mineral Rights of Brigus and its Subsidiaries;

(iv)	enter into any long-term sale, forward sale, off-take, royalty or hedging agreement with respect to any commodities extracted from any Property or Mineral Right of Brigus;

(v)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Brigus or any of its Subsidiaries;

(vi)	split, combine or reclassify any outstanding Brigus Shares or the securities of any of its Subsidiaries;

(vii)	redeem, purchase or offer to purchase any Brigus Shares or other securities of Brigus or any shares or other securities of its Subsidiaries;

(viii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Brigus Shares except, in the case of any of Brigus’ wholly-owned Subsidiaries, for dividends payable to Brigus;

(ix)	reorganize, amalgamate or merge Brigus or any of its Subsidiaries with any other Person;

(x)	reduce the stated capital of the shares of Brigus or of any of its Subsidiaries, other than as may be required to effect the Arrangement and will not result in any cash payment to Brigus Shareholders;

(xi)

other than cash management investments made in accordance with Brigus’ existing cash management policies and practices, or acquisitions or investments made in accordance with the Brigus Budget, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $250,000 in the aggregate;

(xii)

except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xiii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Brigus or any of its Subsidiaries;

(xiv)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Brigus’ financial statements or incurred in the ordinary course of business consistent with past practice;

(xv)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xvi)

waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice, (i) any existing contractual rights in respect of any Mineral Rights or Properties, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(xvii)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xviii)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xix)	incur business expenses other than: (A) in accordance with the Brigus Budget; or (B) otherwise in the ordinary course and consistent with past practice;

(xx)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Brigus to consummate the Arrangement or the other transactions contemplated by this Agreement;

(xxi)

increase the benefits payable or to become payable to its directors or officers (whether from Brigus or any of its Subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers of Brigus or member of the Brigus Board other than pursuant to agreements already entered into and which agreements are disclosed in Brigus Public Documents; or

(xxii)

in the case of employees who are not officers of Brigus or members of the Brigus Board, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(c)

Other than pursuant to the Plan of Arrangement, Brigus shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Brigus or its Subsidiaries;

(d)

Brigus shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

Brigus shall use its commercially reasonable best efforts to maintain and preserve each of its Mineral Rights and Properties in good standing and maintain, preserve and keep in good standing all of its rights under each of its Authorizations;

(f)	Brigus shall:

(i)

not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)

provide Primero with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Property and Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Brigus or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Brigus Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Brigus contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Brigus Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Brigus to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(iii)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Brigus or its Subsidiaries: (A) containing (1) any limitation or restriction on the ability of Brigus or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Primero or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Brigus or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Primero or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Brigus or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Primero or its Subsidiaries, to solicit customers or employees; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iv)

except in accordance with the Brigus Budget, not enter into or renew any agreement, contract, lease, licence or other binding obligation of Brigus or its Subsidiaries that is not terminable within 30 days of the Effective Date without payment by Primero or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $250,000 in the aggregate over the term of the contract; and

(v)

except in accordance with the Brigus Budget, not incur any capital expenditures or enter into any agreement obligating Brigus or its Subsidiaries to provide for future capital expenditures involving payments in excess of $250,000 in the aggregate;

(g)	Brigus and each of its Subsidiaries shall:

	(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

	(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

	(iii)	not make or rescind any material express or deemed election relating to Taxes;

	(iv)	not make a new request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

	(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)

not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2012, except as may be required by applicable Laws;

(h)

Brigus shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Property or the Mineral Rights), except for any material discussions, negotiations or filings required to comply with Subsection 5.1(f), without the prior consent of Primero, such consent is not to be unreasonably withheld, and further agrees to provide Primero with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(i)

Brigus shall immediately notify Primero of any opposition, concerns or threats raised or brought by non-governmental organizations, communities or community organizations in respect of Brigus’ current or planned operations; and

(j)	Brigus shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

5.2	Covenants of Brigus Relating to the Arrangement

Brigus shall and shall cause its Subsidiaries to perform all obligations required to be performed by Brigus or any of its Subsidiaries under this Agreement, cooperate with Primero in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Brigus shall and, where applicable, shall cause its Subsidiaries to:

(a)

use its commercially reasonable efforts to obtain and assist Primero in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Primero as is reasonably required to determine what Regulatory Approvals may be required. If the Parties have determined that Competition Act Approval or HSR Approval is required, Brigus shall file as soon as reasonably practicable with a Governmental Entity any notices, applications, submissions or other documents or information required. Without limiting the generality of the foregoing, Brigus shall use its best efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received by any Governmental Entity in respect of such Competition Act Approval or HSR Approval. Brigus will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Primero in connection with obtaining required Regulatory Approvals, including providing Primero with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity in respect of Competition Act Approval and/or HSR Approval (except for notices and information which Brigus, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Primero), and all notices and correspondence received from a Governmental Entity. Brigus shall not attend any meetings, whether in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Primero with a reasonable opportunity to attend such meetings;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents (including the Key Consents), approvals and notices required under any of the material Contracts;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Brigus challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by Primero for the purposes of completing the Primero Meeting;

(e)

subject to applicable Law, make available and cause to be made available to Primero, and the agents and advisors thereto, information reasonably requested by Primero for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Primero and Brigus following completion of the Arrangement and confirming the representations and warranties of Brigus set out in Schedule D of this Agreement;

(f)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order; and

(g)	vote any Primero Shares held by it on the record date for the Primero Meeting in favour of the ordinary resolution approving the issuance of the Consideration Shares and Option Shares.

5.3	Covenants of Primero Relating to the Arrangement and Conduct of Business

Primero shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Primero or any of its Subsidiaries under this Agreement, co-operate with Brigus in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Primero shall and where appropriate shall cause its Subsidiaries to:

(a)

use its commercially reasonable efforts to obtain and assist Brigus in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Brigus as is reasonably required to determine what Regulatory Approvals may be required. If the Parties have determined that Competition Act Approval or HSR Approval is required, Primero shall file as soon as reasonably practicable with a Governmental Entity any notices, applications, submissions or other documents or information required in respect of such Competition Act Approval or HSR Approval. Primero shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation received from any Governmental Entity in respect of Competition Act Approval or HSR Approval. Primero will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Brigus in connection with obtaining required Regulatory Approvals, including providing Brigus with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity in respect of Competition Act Approval and/or HSR Approval (except for notices and information which Primero, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Brigus), and all notices and correspondence received from a Governmental Entity. Primero shall not attend any meetings in person with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it provides Brigus with a reasonable opportunity to attend such meetings. Primero shall be responsible for all filing fees that must be submitted to a Governmental Entity in connection with any applicable Competition Act Approval or HSR Approval;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material Contracts;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Primero challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by Brigus for the purposes of completing the Brigus Meeting;

(e)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Option Shares and Warrant Shares, subject only to satisfaction by Primero of customary listing conditions of the TSX and NYSE;

(f)

subject to applicable Law, make available and cause to be made available to Brigus, and its agents and advisors, information reasonably requested by Brigus for the purposes of confirming the representations and warranties of Primero set out in Schedule E of this Agreement;

(g)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(h)	vote any Brigus Shares held by it on the record date for the Brigus Meeting in favour of the Arrangement Resolution;

(i)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(j)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Primero to consummate the Arrangement or the other transactions contemplated by this Agreement;

(k)	use commercially reasonable efforts to preserve intact its business in all material respects;

(l)	comply in all material respects with all material Laws; and

(m)	not, directly or indirectly, do or permit to occur any of the following without the prior consent of Brigus, such consent not to be unreasonably withheld or delayed:

(n)

amend its articles or by-laws or the terms of the Primero Shares in a manner that could have a material adverse effect on the market price or value of the Primero Shares to be issued in connection with the Arrangement;

(o)	split, consolidate or reclassify any of its shares or undertake any other capital reorganization;

(p)	reduce capital in respect of the Primero Shares; and

(q)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement.

5.4	Primero Meeting

Subject to the terms of this Agreement:

(a)

Primero agrees to convene and conduct the Primero Meeting in accordance with Primero’s articles, by-laws and applicable Law as soon as reasonably practicable. Brigus and Primero agree to use their commercially reasonably efforts to schedule the Brigus Meeting and the Primero Meeting to occur on the same day.

(b)

Primero shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Primero Meeting without Brigus’ prior written consent.

(c)

Primero will advise Brigus as Brigus may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Primero Meeting, as to the aggregate tally of the proxies received by Primero in respect of the Primero Resolution.

(d)	Primero shall provide notice to Brigus of the Primero Meeting and use its commercially reasonable efforts to allow representatives of Brigus to attend the Primero Meeting.

5.5	Primero Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, Primero shall (i) prepare the Primero Circular together with any other documents required by applicable Laws, (ii) file the Primero Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Primero Circular as required in accordance with all applicable Laws. On the date of mailing thereof, the Primero Circular shall comply in all material respects with all applicable Laws and shall contain sufficient detail to permit the Primero Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Primero Meeting.

(b)

Primero shall ensure that the Primero Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Primero Circular will not contain any misrepresentation (except that Primero shall not be responsible for any information relating to Brigus and its affiliates, including the Brigus Shares).

(c)	Primero shall have received a fairness opinion from Scotia Capital Inc.

(d)	Primero shall disclose in the Primero Circular:

(i)	that the Primero Board has received a fairness opinion from Scotia Capital Inc.;

(ii)	the general terms of the fairness opinion from Scotia Capital Inc.; and

(iii)

that the Primero Board has determined that entering into this Agreement and, subject to the terms and conditions contained herein, completing the transactions contemplated by this Agreement is in the best interests of Primero and the Primero Board has decided to recommend that the Primero Shareholders vote in favour of the Primero Resolution.

(e)

(i) Primero shall solicit proxies in favour of the Primero Resolution, against any resolution submitted by any other Primero Shareholder, including, if so requested by Brigus, using the services of dealers and proxy solicitation services and permitting Brigus to otherwise assist Primero in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Primero Resolution; (ii) the Primero Board shall recommend to holders of Primero Shares that they vote in favour of the Primero Resolution; (iii) Primero shall not make a Primero Change in Recommendation; and (iv) Primero shall include in the Primero Circular a statement that each director and executive officer of Primero intends to vote all of such Person’s Primero Shares in favour of the Primero Resolution, subject to the other terms of this Agreement.

(f)

Brigus shall provide to Primero all information regarding Brigus, its affiliates and the Brigus Shares as required by applicable Laws for inclusion in the Primero Circular or in any amendments or supplements to such Primero Circular. Brigus shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Primero Circular and to the identification in the Primero Circular of each such advisor. Brigus shall ensure that such information represents full, true and plain disclosure of all material facts concerning the Brigus Shares and does not include any misrepresentation concerning Brigus, its Subsidiaries and the Brigus Shares.

(g)

Brigus and its legal counsel shall be given a reasonable opportunity to review and comment on the Primero Circular prior to the Primero Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by Brigus and its counsel, provided, however, that all information relating solely to Brigus, its affiliates and the Brigus Shares included in the Primero Circular shall be in form and content satisfactory to Brigus, acting reasonably. Primero shall provide Brigus with final copies of the Primero Circular prior to the mailing to the Primero Shareholders.

(h)

Each of Brigus and Primero shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Primero Circular contains a misrepresentation, or that otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Primero Circular as required or appropriate, and Primero shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Primero Circular to Primero Shareholders and, if required by the Court or applicable Laws, file the same with the Governmental Entities and as otherwise required.

5.6	Pre-Acquisition Reorganization

(a)

Brigus shall at or prior to the Effective Time take all actions to do, or cause to be done, all things necessary, proper or advisable to, and prepare all documentation necessary to complete the Reorganization as contemplated by the Master Reorganization Agreement.

(b)

Notwithstanding the execution and delivery of the Master Reorganization Agreement, Primero, Brigus and SpinCo agree that, upon request by either Primero or Brigus, Brigus and/or SpinCo shall: (i) effect such additional reorganizations of Brigus’ and SpinCo’s business, operations and assets as Primero may request, acting reasonably, and accordingly amend the Master Reorganization Agreement (each a “Further Reorganization”); and (ii) co- operate with Primero and/or Brigus and their respective advisors in order to determine the nature of any Further Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken. Primero shall provide written notice to Brigus and SpinCo of any such Further Reorganizations at least ten (10) Business Days prior to the Effective Time.

(c)

Without limiting the generality of the foregoing, Brigus acknowledges that Primero may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of Brigus (or its Subsidiaries ) for purposes of the Tax Act and agrees to: (i) co-operate with Primero in order to facilitate the Bump Transactions or other reorganizations or transactions which Primero determines would be advisable to enhance the tax efficiency of the combined corporate group; and (ii) to use commercially reasonable efforts to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by Primero.

(d)

The obligations of the Parties under Subsection 5.6(b) and Subsection 5.6(c) are subject to the conditions that any such Further Reorganization or Bump Transactions shall: (i) not require Brigus to obtain the prior approval of the Brigus Shareholders; (ii) not impede or materially delay the consummation of the Arrangement; (iii) not adversely impact the value and the form of the consideration to be paid to Brigus Shareholders or otherwise prejudice the Brigus Shareholders in any respect; (iv) not unreasonably interfere in the operations of Brigus or any of its Subsidiaries prior to the Effective Time; and (v) not require any of the Parties or any of their Subsidiaries to contravene any applicable Laws, their respective organizational documents or any contract of Brigus or its Subsidiaries. In addition:

(i)

unless the Parties otherwise agree, any Further Reorganization or Bump Transaction shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and pre-filings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances); and

(ii)

The Parties shall not be obligated to take any action that would result in any Taxes being imposed on, or any adverse Tax or other consequences to, any of the Parties (including the loss of tax attributes) or any securityholder of Brigus greater than the Taxes or other consequences to such party that would be imposed in connection with the consummation of the Arrangement in the absence of any Further Reorganization or Bump Transaction.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted at the Brigus Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Brigus and Primero, acting reasonably, on appeal or otherwise;

(c)	Primero Shareholder Approval shall have been obtained;

(d)	The Reorganization shall have been completed in accordance with the Master Reorganization Agreement;

(e)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(f)

the Class A Shares, the Primero Shares, Replacement Options and SpinCo Shares to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Brigus shall not be entitled to the benefit of the condition in this Subsection 6.1(f), and shall be deemed to have waived such condition, in the event that Brigus fails to advise the Court prior to the hearing in respect of the Final Order that Primero, Brigus and SpinCo, as the case may be, intend to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.13;

(g)

each of the Competition Act Approval and HSR Approval has been made, given or obtained on terms acceptable to each of the Parties, each acting reasonably, and such Regulatory Approvals are in full force and have not been modified;

(h)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Primero to acquire or hold, or exercise full rights of ownership of, any Brigus Shares, including the right to vote the Brigus Shares to be acquired by it on all matters properly presented to the Brigus Shareholders;

(i)

the distribution of the Primero Shares and the SpinCo Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities);

(j)

(i) SpinCo shall be validly existing under the laws of Canada and all of the issued and outstanding shares of capital stock and other ownership interests in SpinCo shall be legally and beneficially owned by Brigus free and clear of all Liens, and (ii) Brigus shall hold a number of whole SpinCo Shares such that, after giving effect to the distribution of SpinCo Shares contemplated in the Plan of Arrangement (assuming that no Brigus Shares are exchanged pursuant to Section 2.3(b) of the Plan of Arrangement), Brigus would hold 9.9% of all of the outstanding SpinCo Shares;

(k)

Primero shall have delivered evidence satisfactory to the Parties, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Option Shares and Warrant Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be; and

(l)

Brigus shall have delivered evidence satisfactory to the Parties, acting reasonably, of the approval of the listing and posting for trading on the TSX of the Class A Shares, subject only to the satisfaction of the customary listing conditions of the TSX.

6.2	Additional Conditions Precedent in Favour of Primero

The obligation of Primero to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Primero and may be waived by Primero):

(a)

all covenants of Brigus under this Agreement to be performed on or before the Effective Time which have not been waived by Primero shall have been duly performed by Brigus in all material respects and Primero shall have received a certificate of Brigus addressed to Primero and dated the Effective Date, signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of Brigus set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Brigus Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Brigus Material Adverse Effect, and Primero shall have received a certificate of Brigus addressed to Primero and dated the Effective Date, signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Brigus Material Adverse Effect that has not been publicly disclosed by Brigus prior to the date hereof or disclosed to Primero in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Brigus Material Adverse Effect, and Primero shall have received a certificate signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability) to such effect;

(d)	the Key Consents shall have been obtained; and

(e)	holders of no more than 5% of the Brigus Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Primero and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Brigus and SpinCo

The obligations of Brigus and SpinCo to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of each of Brigus and SpinCo and may be waived by each of Brigus and SpinCo):

(a)

all covenants of Primero under this Agreement to be performed on or before the Effective Time which have not been waived by Brigus shall have been duly performed by Primero in all material respects and Brigus shall have received a certificate of Primero, addressed to Brigus and dated the Effective Date, signed on behalf of Primero by two of its senior executive officers (on Primero’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Primero set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Primero Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Primero Material Adverse Effect, and Brigus shall have received a certificate signed on behalf of Primero by two senior executive officers of Primero (on Primero’s behalf and without personal liability) to this effect;

(c)	Primero shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby; and

(d)

there shall not have occurred a Primero Material Adverse Effect that has not been publicly disclosed by Primero prior to the date hereof or disclosed to Brigus in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Primero Material Adverse Effect and Brigus shall have received a certificate signed by two senior executive officers of Primero (on Primero’s behalf and without personal liability) to such effect.

The foregoing conditions will be for the sole benefit of Brigus and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7
ADDITIONAL SPINCO COVENANTS

7.1	SpinCo Indemnity

From the Effective Time, SpinCo hereby agrees to indemnify and save harmless Primero, Brigus and its Subsidiaries, their affiliates, directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability.

7.2	Indemnified Claims

(a)

If any claim, proceeding, liability (including a liability for Tax) or other matter resulting from the occurrence of any of the events contemplated by Section 7.1 above (a “Claim”) is made against an Indemnified Party by a third party for which the Indemnified Party may be entitled to indemnification, the Indemnified Party shall give notice (an “Indemnity Notice”) to SpinCo specifying the particulars of such Claim within 20 days after it receives notification of the Claim. SpinCo shall have the right to participate in any negotiations or proceedings with respect to any such Claim. An Indemnified Party shall not settle or compromise any such Claim without the prior written consent of SpinCo, unless SpinCo has not, within 20 Business Days after the giving of the Indemnity Notice, given notice to the Indemnified Party that it wishes to dispute such Claim. If SpinCo does give such a notice, it shall have the right to assume the defence of such Claim and to defend such Claim in the name of the Indemnified Party. An Indemnified Party shall provide to SpinCo all files, books, records and other information in their possession or control which may be relevant to the defence of such Claim. If SpinCo fails after giving such notice, diligently and reasonably to defend such Claim throughout the period such Claim exists, its right to defend the Claim shall terminate and the Indemnified Party may assume the defence of such Claim. In such event, the Indemnified Party may assume the defence of such Claim. In such event, the Indemnified Party may compromise or settle such Claim without the consent of SpinCo. If the Effective Date occurs, this Section 7.2 shall survive the termination of this Agreement.

(b)	Notwithstanding Section 7.2(a):

(i)

if a Claim described in Section 7.2(a) includes or would reasonably be expected to include both a Claim for Taxes that are Indemnified Liabilities (an “Indemnified Tax Claim”) and a Claim for Taxes that are not Indemnified Liabilities (an “Unindemnified Tax Claim”), the Indemnified Party shall use reasonable commercial efforts to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim, and in the case of such separation SpinCo shall have the rights provided in Section 7.2(a) in respect of the Indemnified Tax Claim only;

(ii)	if the Indemnified Party is not able to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim:

(A)	the Indemnified Party shall have the right to assume the defence of both such Claims, including the right to settle either or both of such Claims;

(B)	the Indemnified Party shall act in good faith with a view to the merits in connection with the defence of the Indemnified Tax Claim; and

(C)

the Indemnified Party shall afford SpinCo the opportunity to participate in the defence of the Indemnified Tax Claim, provide SpinCo with notice and access to documentation and information as is reasonable in the circumstances, otherwise keep SpinCo updated and informed, and consult with SpinCo with respect to the defence of the Indemnified Tax Claim;

(iii)	the Indemnified Party shall provide SpinCo with notice of the resolution of any Indemnified Tax Claim within 20 days of such resolution;

(iv)

without limiting in any respect the Indemnified Party’s right to settle any such Indemnified Claim in its absolute discretion, in the event that SpinCo objects to a resolution of an Indemnified Tax Claim by delivering notice to the Indemnified Party within 20 days of receiving the notice set out in (iii), a neutral nationally recognized accountant (the “Tax Arbitrator”) that is mutually reasonably satisfactory to the parties shall determine the amount, if any, by which:

(A)	the amount of Tax for which the Indemnified Tax Claim was resolved; exceeds

(B)	the amount of Tax for which the Indemnified Tax Claim could reasonably have been expected to be resolved if it had been the only matter in dispute;

(v)	if the Tax Arbitrator determines that the amount specified in 7.2(b)(iv)(A) does not exceed the amount specified in 7.2(b)(iv)(B), SpinCo shall be liable for:

(A)	pursuant to Section 7.1, the Indemnified Tax Claim based on the amount specified in Section 7.2(b)(iv)(A); and

(B)	all costs and expenditures in respect of the arbitration, including the Indemnified Party’s reasonable costs;

(vi)	if the Tax Arbitrator determines that the amount specified in Section 7.2(b)(iv)(A) exceeds the amount specified in Section 7.2(b)(iv)(B)

(A)	pursuant to Section 7.1, SpinCo shall be liable for the Indemnified Tax Claim based on the amount specified in Section 7.2(b)(iv)(B); and

(B)	the Indemnified Party shall be liable for SpinCo’s reasonable costs in respect of the arbitration.

(c)

For greater certainty, notwithstanding any other provision of this Agreement to the contrary, Primero shall be entitled to control in all respects any Tax proceedings relating to any consolidated, combined or unitary group that includes Primero or any of its Subsidiaries , and the above provisions of this Section 7.2 shall not apply to any such Tax proceedings.

7.3	Brigus Mining Properties

(a)

Until the second (2nd) anniversary of the Effective Date, none of SpinCo or its Subsidiaries will, without Primero’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other person, any interest whatsoever in any real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within five (5) kilometres of the perimeter of, any of the Brigus Mining Properties, and if SpinCo or any of its Subsidiaries acquires any such interest, directly or indirectly, alone or in concert with any other person, in contravention of the foregoing, such SpinCo party will notify Primero immediately and SpinCo (or its subsidiary if applicable) will hold such interest in trust for Primero and promptly convey such interest to Primero at no cost.

(b)

SpinCo covenants and agrees that it shall, and shall cause its Subsidiaries to, treat all exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Brigus Mining Properties in the same way SpinCo treats its own confidential information and shall use all commercially reasonable efforts to keep all such information confidential and shall not make or keep copies of such information or disclose any such information to anyone other than Primero or Primero’s representatives without Primero’s prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that:

(i)	at the time of its disclosure is generally available in the public domain; or

(ii)

enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) SpinCo, (B) any of its Subsidiaries or (C) any of SpinCo’s legal or financial advisors or consultants; or

(iii)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

(c)	If the Effective Date occurs, this Section 7.3 shall survive the termination of this Agreement.

7.4	Non-Solicitation of Employees

For a period of two years following the Effective Date:

(a)

SpinCo agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ respective representatives to not, solicit, hire or engage the services of any retained employees, or persuade or attempt to persuade any retained employees to terminate his or her employment with Primero or its Subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of Primero or its Subsidiaries nor to hiring employees of Primero or its Subsidiaries as a result of such general solicitation; and

(b)

Primero agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries ’ respective representatives to not, solicit, hire or engage the services of any SpinCo Employee, or persuade or attempt to persuade any SpinCo Employee to terminate his or her employment with SpinCo or its Subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of SpinCo or its Subsidiaries nor to hiring employees of SpinCo or its Subsidiaries as a result of such general solicitation.

If the Effective Date occurs, this Section 7.4 shall survive the termination of this Agreement.

7.5	Knowledge Transfer

From the Effective Time until the first anniversary of the Effective Date, subject to compliance with applicable Law, (i) SpinCo shall, and shall cause its Subsidiaries and their respective employees to, provide to Primero and to the officers, employees, agents and representatives of Primero and its Subsidiaries (upon reasonable advance notice and, at the option of Brigus, with a Brigus representative present) all information in their possession or under their control (including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies) concerning the Brigus Mining Properties, as well as other business, financial, administrative and other general information related to the Brigus Mining Properties, as may reasonably be requested by or on behalf of Primero or its Subsidiaries, and (ii) SpinCo shall use its commercially reasonable efforts to cause its officers, employees, agents and/or advisors to cooperate with Primero in responding to any similar information requests, provided that the reasonable cost of any such cooperation shall be borne by Primero. If the Effective Date occurs, this Section 7.5 shall survive the termination of this Agreement.

7.6	Filing Responsibility

Primero shall be entitled to prepare and file, or cause to be prepared and filed, all Returns of Brigus and its Subsidiaries required to be filed following the Effective Date. Primero shall provide to SpinCo any Tax Returns described in this Section 7.6 that reflect Taxes that are Indemnified Liabilities for any taxable period (or any portion thereof) ending on or prior to the acquisition of control of Brigus pursuant to the Plan of Arrangement for SpinCo’s review and comment at least 45 days prior to the due date for filing such Tax Returns (including any applicable extensions). SpinCo shall notify Primero within 15 days of receiving any such Tax Returns of any comments in respect thereof, and Primero shall consider any such comments in good faith. If Primero disagrees with any comments or changes requested by SpinCo, Primero shall inform SpinCo of such disagreement and Primero and SpinCo shall endeavour to resolve any such disagreement. If Primero and SpinCo are unable to resolve such disagreement within ten (10) days of Primero’s notification of disagreement to SpinCo, the determination of whether to include the comments or changes requested by SpinCo shall be made by a nationally recognized firm of independent certified public accountants mutually selected by Primero and SpinCo. The determination by such firm of accountants under this Section 7.6 shall be final and binding on Primero and SpinCo. Primero and SpinCo shall each pay one-half (50%) of the fees and costs of such accounting firm. SpinCo shall pay Primero or the applicable subsidiary of Primero the amount of any Taxes for which SpinCo is responsible hereunder no later than two Business Days prior to the due date (including any applicable extensions) of the Tax Return in respect of which such Taxes are due.

ARTICLE 8
ADDITIONAL COVENANTS

8.1	Brigus Non-Solicitation

(a)

On and after the date of this Agreement, except as otherwise provided in this Agreement, Brigus and its Subsidiaries shall not, directly or indirectly, through any officer, director, shareholder, employee, advisor, representative, agent or otherwise:

(i)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Brigus, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Brigus, provided, however, that, for greater certainty, Brigus may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Brigus Board has so determined;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Primero, the approval or recommendation of the Brigus Board or any committee thereof of this Agreement or the Arrangement;

(iv)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Brigus (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five Business Days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Subsection 8.1(d) shall not be considered a violation of this Subsection 8.1(a)(iv)); or

	(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Subsection 8.1(a) or any other provision of this Agreement shall prevent Brigus from, and Brigus shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made an unsolicited written Acquisition Proposal that the Brigus Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information and access to properties, facilities, books or records of Brigus pursuant to Subsection 8.1(d) to any Person where the requirements of that Section are met.

(b)

Brigus shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Primero) with respect to any potential Acquisition Proposal and, in connection therewith, Brigus will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Brigus agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Brigus undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non- solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or entered into after the date hereof.

(c)

From and after the date of this Agreement, Brigus shall promptly provide notice to Primero of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Brigus or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Brigus or any Subsidiary by any Person that informs Brigus, any member of the Brigus Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Primero shall be made, from time to time, first orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, offer, inquiry or contact, all material terms thereof and such other material details of the proposal, offer, inquiry or request known to Brigus, and shall include copies of any such written proposal, inquiry, offer or request or any amendment to any of the foregoing. Brigus shall keep Primero promptly and fully informed of the status, including any change to the material terms, of any such proposal, offer, inquiry or request and will respond promptly to all inquiries by Primero with respect thereto.

(d)

If Brigus receives a request for material non-public information from a Person who proposes to Brigus an unsolicited written Acquisition Proposal and: (x) the Brigus Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Brigus Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Brigus and its Subsidiaries would be inconsistent with the fiduciary duties of the Brigus Board, then, and only in such case, Brigus may provide such Person with access to information regarding Brigus and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Brigus than the Confidentiality Agreements. Brigus shall send a copy of any such confidentiality and standstill agreement to Primero promptly upon its execution, and promptly provide Primero with a list of, and, at the request of Primero, copies of, the same information provided to such Person, and promptly provide access to similar information to which such Person was provided.

(e)

Brigus agrees that it will not accept, approve or enter into any agreement (a “Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection 8.1(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

(i)	the Brigus Board determines that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Brigus Meeting has not occurred;

(iii)	Brigus has complied in all material respects with Subsections 8.1(a) through 8.1(d) inclusive;

(iv)

Brigus has provided Primero with a notice in writing that the Brigus Board has determined that such Acquisition Proposal constitutes a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Brigus Board regarding the value or range of values in financial terms that the Brigus Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)

five Business Days shall have elapsed from the date Primero received the notice and documentation referred to in Subsection 8.1(e)(iv) from Brigus and, if during such five (5) Business Day period Primero has proposed to amend the terms of the Arrangement in accordance with Subsection 8.1(f), the Brigus Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the Arrangement as proposed to be amended by Primero;

(vi)	Brigus concurrently terminates this Agreement pursuant to Subsection 9.2(a)(iv)(C); and

(vii)	Brigus has previously, or concurrently will have, paid to Primero the Termination Fee.

(f)

Brigus acknowledges and agrees that, during the five Business Day period referred to in Subsections 8.1(e)(iv) and 8.1(e)(v) Primero shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and, provided that Primero has so proposed, Brigus shall negotiate in good faith with Primero to make such adjustments to the terms and conditions of this Agreement and the Arrangement as are appropriate to enable Primero to proceed with the Arrangement on such amended terms. The Brigus Board will review any proposal by Primero to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Primero’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

(g)

The Brigus Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Brigus Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Brigus Board determines that as a result of an amendment to the terms of the Arrangement, the Acquisition Proposal which has been publicly announced or made is not a Superior Proposal. Primero and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Brigus, acting reasonably.

(h)

Nothing in this Agreement shall prevent the Brigus Board from responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal, or from withdrawing, modifying or changing its recommendation as a result of a Primero Material Adverse Effect. Further, nothing in this Agreement shall prevent the Brigus Board from making any disclosure to the securityholders of Brigus if the Brigus Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Brigus Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Brigus Board shall be permitted to make such disclosure, the Brigus Board shall not be permitted to make a Brigus Change in Recommendation, other than as permitted by Subsection 8.1(e) or the first sentence of this paragraph. Primero and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Brigus, acting reasonably. Nothing in this Agreement shall prevent the Brigus Board from calling and/or holding a meeting of Brigus Shareholders requisitioned by Brigus Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided that any proxy circular or other document required in connection with such meeting recommends that Brigus Shareholders vote against any proposed resolution in favour of, or necessary to complete, such Acquisition Proposal.

(i)

Brigus acknowledges and agrees that each successive modification to any material terms of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Subsection 8.1(e).

(j)

Brigus shall ensure that the officers, directors and employees of Brigus and its Subsidiaries and any investment bankers or other advisors or representatives retained by Brigus and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section 8.1, and Brigus shall be responsible for any breach of this Section 8.1 by any of its officers, directors, employees, investment bankers, advisors or representatives.

(k)

If Brigus provides Primero with the notice of an Acquisition Proposal contemplated in this Section 8.1 on a date that is less than seven calendar days prior to the Brigus Meeting, if requested by Primero, Brigus shall postpone or adjourn the Brigus Meeting to a date acceptable to Brigus and Primero, each acting reasonably, that is not less than five Business Days and not more than ten (10) Business Days after the scheduled date of the Brigus Meeting, provided, however, that the Brigus Meeting shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

8.2	Primero Non-Solicitation

(a)

On and after the date of this Agreement, except as otherwise provided in this Agreement, Primero and its Subsidiaries shall not, directly or indirectly, through any officer, director, shareholder, employee, advisor, representative, agent or otherwise:

(i)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Brigus, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Primero, provided, however, that, for greater certainty, Primero may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Primero Board has so determined;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Brigus, the approval or recommendation of the Primero Board or any committee thereof of this Agreement or the Arrangement;

(iv)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Primero (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five Business Days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Subsection 8.2(d) shall not be considered a violation of this Subsection 8.2(a)(iv); or

	(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Subsection 8.2(a) or any other provision of this Agreement shall prevent Primero from, and Primero shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made an unsolicited written Acquisition Proposal that the Primero Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information and access to properties, facilities, books or records of Primero pursuant to Subsection 8.2(d) to any Person where the requirements of that Section are met.

(b)

Primero shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Primero) with respect to any potential Acquisition Proposal and, in connection therewith, Primero will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Primero agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Primero undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non- solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or entered into after the date hereof.

(c)

From and after the date of this Agreement, Primero shall promptly provide notice to Brigus of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Primero or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Primero or any Subsidiary by any Person that informs Primero, any member of the Primero Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Brigus shall be made, from time to time, first orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, offer, inquiry or contact, all material terms thereof and such other material details of the proposal, offer, inquiry or contact known to Primero, and shall include copies of any such written proposal, inquiry, offer or request or any amendment to any of the foregoing. Primero shall keep Brigus promptly and fully informed of the status, including any change to the material terms, of any such proposal, offer, inquiry or request and will respond promptly to all inquiries by Brigus with respect thereto.

(d)

If Primero receives a request for material non-public information from a Person who proposes to Primero an unsolicited written Acquisition Proposal and: (x) the Primero Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Primero Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Primero and its Subsidiaries would be inconsistent with the fiduciary duties of the Primero Board, then, and only in such case, Primero may provide such Person with access to information regarding Primero and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Primero than the Confidentiality Agreements. Primero shall send a copy of any such confidentiality and standstill agreement to Brigus promptly upon its execution, and promptly provide Brigus with a list of, and, at the request of Brigus, copies of, the information provided to such Person, and promptly provided access to similar information to which such Person was provided.

(e)

Primero agrees that it will not accept, approve or enter into a Proposed Agreement, other than a confidentiality agreement as contemplated by Subsection 8.2(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

(i)	the Primero Board determines that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Primero Meeting has not occurred;

(iii)	Primero has complied in all material respects with Subsections 8.2(a) through 8.2(d) inclusive;

(iv)

Primero has provided Brigus with a notice in writing that the Primero Board has determined that such Acquisition Proposal constitutes a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Primero Board regarding the value or range of values in financial terms that the Primero Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)

five Business Days shall have elapsed from the date Brigus received the notice and documentation referred to in Subsection 8.2(e)(iv) from Primero and, if during such five (5) Business Day period Brigus has proposed to amend the terms of the Arrangement in accordance with Subsection 8.2(f), the Primero Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the Arrangement as proposed to be amended by Brigus;

(vi)	Primero concurrently terminates this Agreement pursuant to Subsection 9.2(a)(iii)(C) and

(vii)	Primero has previously, or concurrently will have, paid to Brigus the Termination Fee.

(f)

Primero acknowledges and agrees that, during the five Business Day period referred to in Subsections 8.2(e)(iv) and 8.2(e)(v), Brigus shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and, provided that Brigus has so proposed, Primero shall negotiate in good faith with Brigus to make such adjustments to the terms and conditions of this Agreement and the Arrangement as are appropriate to enable Brigus to proceed with the Arrangement on such amended terms. The Primero Board will review any proposal by Brigus to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Brigus’ proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

(g)

The Primero Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Primero Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Primero Board determines that as a result of an amendment to the terms of the Arrangement, the Acquisition Proposal which has been publicly announced or made is not a Superior Proposal. Brigus and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Primero, acting reasonably.

(h)

Nothing in this Agreement shall prevent the Primero Board from responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal, or from withdrawing, modifying or changing its recommendation as a result of a Brigus Material Adverse Effect. Further, nothing in this Agreement shall prevent the Primero Board from making any disclosure to the securityholders of Primero if the Primero Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Primero Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Primero Board shall be permitted to make such disclosure, the Primero Board shall not be permitted to make a Primero Change in Recommendation, other than as permitted by Subsection 8.2(e) or the first sentence of this paragraph. Brigus and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Primero, acting reasonably. Nothing in this Agreement shall prevent the Primero Board from calling and/or holding a meeting of Primero Shareholders requisitioned by Primero Shareholders in accordance with the Business Corporations Act (British Columbia) or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided that any proxy circular or other document required in connection with such meeting recommends that Primero Shareholders vote against any proposed resolution in favour of, or necessary to complete, such Acquisition Proposal.

(i)

Primero acknowledges and agrees that each successive modification to any material terms of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Subsection 8.2(e).

(j)

Primero shall ensure that the officers, directors, shareholders and employees of Primero and its Subsidiaries and any investment bankers or other advisors or representatives retained by Primero and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section 8.2, and Primero shall be responsible for any breach of this Section 8.2 by any of its officers, directors, employees, investment bankers, advisors or representatives.

(k)

If Primero provides Brigus with the notice of an Acquisition Proposal contemplated in this Section 8.2 on a date that is less than seven calendar days prior to the Primero Meeting, if requested by Brigus, Primero shall postpone or adjourn the Primero Meeting to a date acceptable to Brigus and Primero, each acting reasonably, that is not less than seven calendar days and not more than ten (10) Business Days after the scheduled date of the Primero Meeting, provided, however, that the Primero Meeting shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

8.3	Access to Information; Transition; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) upon reasonable notice, each of Primero and Brigus shall, and shall cause their Subsidiaries and their respective representatives to afford to the other Party and to representatives of the other Party such access as the other Party may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request, and Primero and Brigus acknowledge and agree that information furnished pursuant to this Section 8.3 shall be subject to the terms and conditions of the Confidentiality Agreements; and (b) each of Primero and Brigus shall, and shall cause their Subsidiaries and their respective representatives to, work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto).

8.4	Notices of Certain Events

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided, however, that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 8.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)

No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Subsection 9.2(a)(iii)(B) or Subsection 9.2(a)(iv)(B) and no payments are payable as a result of such termination pursuant to Section 9.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided, however, that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice.

(c)

Brigus will provide Primero with notice of any material developments regarding, or, if applicable and subject to existing confidentiality obligations, copies of any documents in relation to litigation involving Brigus or its Subsidiaries, in either case that may occur or that may be produced by or provided to Brigus after the date of this Agreement.

8.5	Insurance, Indemnification and Employment

(a)

Prior to the Effective Date, Brigus shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Brigus and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Primero will, or will cause Brigus and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, however, that Primero shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of Brigus’ current annual aggregate premium for policies currently maintained by Brigus or its Subsidiaries.

(b)

Primero agrees that it shall cause Brigus to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Brigus and its Subsidiaries to the extent that they are disclosed in the Brigus Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Brigus Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)

The provisions of this Section 8.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, Brigus (including any surviving corporation or entity) hereby confirms that it is acting as agent and trustee on their behalf.

(d)

If Brigus or any of its successors (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made by Brigus so that the successors, assigns and transferees of Brigus, as the case may be, shall assume all of the obligations set forth in this Section 8.5.

ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding Primero Shareholder Approval, Brigus Shareholder Approval and/or approval of the Arrangement by the Court):

(i)	by mutual written agreement of Brigus and Primero;

(ii)	by either Brigus or Primero, if:

(A)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 9.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Brigus or Primero from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(C)	Brigus Shareholder Approval shall not have been obtained at the Brigus Meeting in accordance with the Interim Order; or

(D)	Primero Shareholder Approval shall not have been obtained at the Primero Meeting.

(iii)	by Primero, if:

(A)

prior to the Effective Time: (1) subject to Subsection 8.1(a)(iv), the Brigus Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Primero or fails to publicly reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Brigus Meeting) after having been requested in writing by Primero to do so (a “Brigus Change in Recommendation”); (2) the Brigus Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Brigus shall have breached Section 8.1 in any material respect;

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Brigus set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Primero and provided, however, that Primero is not then in breach of this Agreement so as to cause any condition in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied; or

(C)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 8.2(d)), subject to compliance with Section 8.2 in all material respects and provided, however, that no termination under this Subsection 9.2(a)(iii)(C) shall be effective unless and until Primero shall have paid to Brigus the amount required to be paid pursuant to Section 9.3.

(iv)	by Brigus, if

(A)

prior to the Effective Time, the Primero Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Brigus or fails to publicly reaffirm its recommendation of the Primero Resolution within five Business Days (and in any case prior to the Primero Meeting) after having been requested in writing by Brigus to do so (a “Primero Change in Recommendation”); (2) the Primero Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Primero shall have breached Section 8.2 in any material respect;

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Primero set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Brigus and provided, however, that Brigus is not then in breach of this Agreement so as to cause any condition in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied; or

(C)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 8.1(d)), subject to compliance with Section 8.1 in all material respects and provided, however, that no termination under this Subsection 9.2(a)(iv)(C) shall be effective unless and until Brigus shall have paid to Primero the amount required to be paid pursuant to Section 9.3.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Subsection 9.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of Subsections 2.4(f) and 5.6(d), Section 8.5, this Subsection 9.2(c) and Sections 9.3, 10.1, 10.3, 10.4, 10.6 and 10.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreements shall survive any termination hereof pursuant to Subsection 9.2(a).

9.3	Expenses and Termination Fees

(a)

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, “Termination Fee” means an amount equal to $8,300,000.00.

(c)	For the purposes of this Agreement, “Brigus Termination Fee Event” means the termination of this Agreement:

(i)

by Primero pursuant to Subsection 9.2(a)(iii)(A) (but not including a termination by Primero pursuant to Subsection 9.2(a)(iii)(A) in circumstances where the Brigus Change in Recommendation resulted from the occurrence of a Primero Material Adverse Effect) prior to the Brigus Meeting;

(ii)	by Brigus pursuant to Subsection 9.2(a)(iv)(C); or

(iii)

by either Party pursuant to Subsection 9.2(a)(ii)(A) or Subsection 9.2(a)(ii)(C), but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Brigus shall have been made or publicly announced and not withdrawn by any Person other than Primero; and (y) within twelve months following the date of such termination, Brigus or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) Brigus shall have consummated one or more Acquisition Proposals.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

If a Brigus Termination Fee Event occurs, Brigus shall pay the Termination Fee to Primero as liquidated damages in consideration of Primero’s rights under this Agreement by wire transfer of immediately available funds, as follows:

(A)

if the Termination Fee is payable pursuant to Subsection 9.3(c)(iii), the Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(B)	if the Termination Fee is payable pursuant to Subsection 9.3(c)(i), the Termination Fee shall be payable within two (2) Business Days following such termination; or

(C)	if the Termination Fee is payable pursuant to Subsection 9.3(c)(ii), the Termination Fee shall be payable prior to or simultaneously with such termination.

(d)	For the purposes of this Agreement, “Primero Termination Fee Event” means the termination of this Agreement:

(i)

by Brigus pursuant to Subsection 9.2(a)(iv)(A) (but not including a termination by Brigus pursuant to Subsection 9.2(a)(iv)(A) in circumstances where the Primero Change in Recommendation resulted from the occurrence of a Brigus Material Adverse Effect) prior to the Primero Meeting;

(ii)	by Primero pursuant to Subsection 9.2(a)(iii)(C); or

(iii)

by either Party pursuant to Subsection 9.2(a)(ii)(A) or Subsection 9.2(a)(ii)(D), but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Primero shall have been made or publicly announced and not withdrawn by any Person other than Brigus; and (y) within twelve months following the date of such termination, Primero or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Primero.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

If a Primero Termination Fee Event occurs, Primero shall pay the Termination Fee to Brigus as liquidated damages in consideration of Brigus’ rights under this Agreement by wire transfer of immediately available funds, as follows:

(A)

if the Termination Fee is payable pursuant to Subsection 9.3(d)(iii), the Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(B)	if the Termination Fee is payable pursuant to Subsection 9.3(d)(i), the Termination Fee shall be payable within two (2) Business Days following such termination; or

(C)	if the Termination Fee is payable pursuant to Subsection 9.3(d)(ii), the Termination Fee shall be payable prior to or simultaneously with such termination.

(e)

Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 9.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Brigus and Primero irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Brigus or Primero is entitled to a Termination Fee and such Termination Fee is paid in full, Brigus or Primero, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however, that payment by a Party of a Termination Fee shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

9.4	Amendment

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Brigus Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or Authorization on the part of the Brigus Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

9.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 10
GENERAL PROVISIONS

10.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Primero completes the transactions contemplated by this Agreement, Primero shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Brigus:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Brigus prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Brigus or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Primero shall cause its advisors to observe the terms of this Section 10.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

10.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Primero:

Primero Mining Corp.
Suite 2301, 20 Queen Street West
Toronto, Ontario
M5H 3R3

Attention:         Joseph Conway, President & Chief Executive Officer
Facsimile:          (416) 814-3170
Email: jconway@primeromining.com and legal@primeromining.com with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:         Elizabeth Breen
Facsimile:           (416) 947-0866
Email: ebreen@stikeman.com

(b)	if to Brigus or SpinCo:

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street,
Purdy’s Wharf Tower II
Halifax, Nova Scotia
B3J 3R7

Attention:         Wade Dawe, Chairman & Chief Executive Officer
Facsimile:           (902) 491-4281
Email: wdawe@brigusgold.com

with copies (which shall not constitute notice) to:

Fogler, Rubinoff LLP
77 King Street West
Suite 3000, P.O. Box 95
Toronto, Ontario
M5K 1G8

Attention:         Rick Moscone
Fax:                    (416) 941-8858
Email: rmoscone@foglers.com

and

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON
M5H 2T6

Attention:         Richard Steinberg
Facsimile:          (416) 364-7813
Email: rsteinberg@fasken.com

10.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.4	Injunctive Relief

Subject to Section 9.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 9.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

10.5	Time of Essence

Time shall be of the essence in this Agreement.

10.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Brigus Disclosure Letter and the Primero Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

10.7	No Liability

No director or officer of Primero shall have any personal liability whatsoever to Brigus under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Primero. No director or officer of Brigus shall have any personal liability whatsoever to Primero under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Brigus.

10.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above by their respective officers thereunto duly authorized.

PRIMERO MINING CORP.

Per:	(Signed) “Joseph Conway”

Name: Joseph Conway
Title: President & Chief Executive Officer

BRIGUS GOLD CORP.

Per:	(Signed) “Wade Dawe”

Name: Wade Dawe
Title: President & Chief Executive Officer

8724385 CANADA LIMITED

Per:	(Signed) “Wade Dawe”

Name: Wade Dawe
Title: Director

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1        Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Amalco” has the meaning specified in Section 2.3(i);

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of December 16, 2013 among the Parties (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Articles of Arrangement” means the articles of arrangement of Brigus in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Class A Shares” means the Class A voting common shares of Brigus which are to be created in accordance with this Plan of Arrangement and which shall be entitled to two votes per Class A Share with respect to the election of the board of directors of Brigus, but will otherwise have attached thereto the same rights and privileges as the Brigus Shares.

“Brigus” means Brigus Gold Corp.

“Brigus Circular” means the notice of the Brigus Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Brigus Shareholders in connection with the Brigus Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Brigus DSU” means a deferred share unit issued under the Brigus DSU Plan.

“Brigus DSU Plan” means the deferred share unit plan approved by Brigus Shareholders at a meeting held on May 23, 2012.

“Brigus Meeting” means the special meeting of Brigus Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Brigus Option Holders” means the holders of Brigus Options.

“Brigus Option Plan” means the share option plan of Brigus, approved by Brigus Shareholders at a meeting held on May 27, 2011.

“Brigus Options” means the outstanding options to purchase Brigus Shares granted under the Brigus Option Plan.

“Brigus Resolution” means the special resolution approving the Plan of Arrangement presented to the Brigus Shareholders at the Brigus Meeting.

“Brigus Rights Plan” means the shareholder rights plan agreement effective January 18, 2012, as ratified May 23, 2012, between Brigus and Computershare Investor Services Inc., as rights agent.

“Brigus Shareholders” means the holders of Brigus Shares.

“Brigus Shares” means the common shares in the authorized share capital of Brigus.

“Brigus Warrant Indentures” means, collectively, (i) the warrant indenture dated October 19, 2010 between Brigus Gold Corp. and Computershare Trust Company of Canada, and (ii) the warrant indenture dated November 19, 2009, as amended June 25, 2010, between Brigus Gold Corp. (as successor to Linear Gold Corp.) and Computershare Trust Company of Canada.

“Brigus Warrants” means the common share purchase warrants of Brigus listed on the TSX under the symbols “BRD.WT” and “BRD.WT.A”.

“Business Day” means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, or Halifax, Nova Scotia.

“CRA” means the Canada Revenue Agency.

“Consideration” means an indivisible combination of 0.175 of a fully paid and non-assessable Primero Share and $0.000001 in cash (with the total cash entitlement of each shareholder rounded up to the nearest nickel).

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Brigus Shares for the Consideration and the SpinCo Shares in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 4.1 of this Plan of Arrangement.

“Dissenting Holder” means a Brigus Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Brigus Shares in respect of which Dissent Rights are validly exercised by such holder.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Holder” means a beneficial holder of Brigus Shares who is, immediately prior to the Effective Time, a resident of Canada for the purposes of the Tax Act, other than a person who is tax exempt.

“Fair Market Value” with reference to:

(i)	a Primero Share means the amount that is the closing price of the Primero Shares on the TSX on the last trading day immediately prior to the Effective Date;

(ii)	a Class A Share means the amount that is the Fair Market Value of a Primero Share multiplied by 0.175; and

(iii)	a SpinCo Share means the amount that is the price of the Brigus Shares on the TSX on the last trading day immediately prior to the Effective Date minus the Fair Market Value of a Class A Share.

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court in a form acceptable to the Parties, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Brigus Meeting, as such order may be amended by the Court with the consent of the Parties, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal sent to Brigus Shareholders for use in connection with the Arrangement.

“Loan Amount” means $10,000,000.00.

“Option Exchange Ratio” means 0.175.

“Option Shares” means the Primero Shares issuable on exercise of any Replacement Option.

“Parties” means Primero, Brigus and SpinCo.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Brigus and Primero, each acting reasonably.

“Primero” means Primero Mining Corp.

“Primero NewCo” means a wholly-owned corporation of Primero incorporated under the laws of Canada no less than one (1) day prior to the Effective Time.

“Primero Shares” means the common shares in the authorized share capital of Primero.

“Replacement Option” has the meaning ascribed thereto in Section 2.3(d) .

“Section 85 Election” has the meaning ascribed thereto in Section 2.4.

“SpinCo” means 8724385 Canada Limited.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“TSX” means the Toronto Stock Exchange.

1.2        Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(f)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(g)	Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1        Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2        Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Primero, Brigus, SpinCo, all holders and beneficial owners of Brigus Shares, Brigus Options, Brigus Warrants, and Brigus DSUs, including Dissenting Holders, the registrar and transfer agent of Brigus and the Depositary, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3        Arrangement

At the Effective Time the following shall occur and shall be deemed to occur in the following sequence as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)

notwithstanding the terms of the Brigus Rights Plan, the Brigus Rights Plan shall be terminated and all rights issued pursuant to the Brigus Rights Plan shall be cancelled without any payment in respect thereof;

(b)

the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Brigus DSUs, and Brigus shall allot and issue to each holder of a Brigus DSU such number of Brigus Shares as are due to such holder under the terms of the Brigus DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Brigus DSU Plan will terminate and none of the former holders of Brigus DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Brigus DSU Plan;

(c)

all Brigus Shares held by Dissenting Holders shall be deemed to have been transferred (free and clear of all Liens) to Primero in exchange for a debt claim against Primero for the amount determined under Article 4; and

(i)

such Dissenting Holders shall cease to be the holders of such Brigus Shares and to have any rights as Brigus Shareholders other than the right to be paid the fair value for such Brigus Shares as set out in Article 4; and

(ii)	the name of each such Dissenting Holders shall be removed as a Brigus Shareholder from the registers of Brigus Shareholders maintained on or on behalf of Brigus;

(d)	Primero will lend to Brigus an amount equal to the Loan Amount by way of a non- interest bearing demand promissory note;

(e)

Brigus will subscribe for such number of additional SpinCo Shares as would result in Brigus holding, after completion of the distribution in Section 2.3(f), 9.9% of the outstanding SpinCo Shares, in consideration for payment to SpinCo of cash subscription proceeds equal to the Loan Amount (with the amount, if any, by which such cash subscription proceeds exceed the Fair Market Value of the SpinCo Shares so issued being a contribution to the capital of SpinCo);

(f)	Brigus shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, and which reorganization shall occur in the following order:

(i)

the authorized share capital of Brigus will be amended by the creation of one new class of shares consisting of an unlimited number of Class A Shares, and the articles of incorporation of Brigus shall be deemed to be amended accordingly;

(ii)

each outstanding Brigus Share (including such Brigus Shares acquired by Primero pursuant to Section 2.3(b) above, if any) will be exchanged with Brigus (without any further act or formality on the part of the Brigus Shareholder) free and clear of all Liens for one (1) Class A Share and one-tenth (0.1) of a SpinCo Share, and such Brigus Shares shall thereupon be cancelled, and:

(A)	the holders of such Brigus Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Brigus Shares;

(B)	such holders’ names shall be removed from the register of the Brigus Shares maintained by or on behalf of Brigus; and

(C)

each Brigus Shareholder shall be deemed to be the holder of the Class A Shares and SpinCo Shares (in each case, free and clear of any Liens) exchanged for the Brigus Shares and shall be entered in the register of Brigus or SpinCo, as the case may be, as the registered holder thereof;

(iii)

the stated capital of Brigus for the outstanding Class A Shares will be an amount equal to the paid-up capital of Brigus for the Brigus Shares, less the Fair Market Value of the SpinCo Shares distributed on such exchange;

(g)

each outstanding Class A Share (other than Class A Shares held by Primero or any affiliate thereof) will, without further act or formality by or on behalf of a holder of Class A Shares, be irrevocably assigned and transferred by the holder thereof to Primero (free and clear of all Liens) in exchange for the Consideration from Primero for each Class A Share held, and

(i)

the holders of such Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Class A Shares other than the right to be paid the Consideration per Class A Share in accordance with this Plan of Arrangement;

(ii)	such holders’ name shall be removed from the register of the Class A Shares maintained by or on behalf of Brigus; and

(iii)

Primero shall be deemed to be the transferee and the legal and beneficial holder of such Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Class A Shares in the register of the Class A Shares maintained by or on behalf of Brigus;

(h)

each Brigus Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a “Replacement Option”) to purchase from Primero the number of Primero Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Brigus Shares subject to such Brigus Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Primero Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Brigus Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Brigus Option for which it was exchanged, and shall be governed by the terms of the Brigus Option Plan, except that the term to expiry of any Replacement Option shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of Brigus or Primero, as the case may be; and

(i)	Primero NewCo and Brigus shall amalgamate to form one corporate entity (“Amalco”) under Section 192 of the CBCA, such that:

(i)	the name of Amalco shall be “Brigus Gold Corp.”;

(ii)	the initial directors of Amalco shall be the directors of Primero NewCo;

(iii)	the initial officers of Amalco shall be the officers of Primero NewCo;

(iv)	Amalco shall have a minimum of 1 director and a maximum of 20 directors;

(v)	all of the property of each of Primero NewCo and Brigus continues to be the property of Amalco;

(vi)	Amalco continues to be liable for the obligations of each of Primero NewCo and Brigus (other than any obligations of Primero NewCo or Brigus to the other);

(vii)	any existing cause of action, claim or liability to prosecution is unaffected;

(viii)	a civil, criminal or administrative action or proceeding pending by or against Primero NewCo or Brigus may continue to be prosecuted by or against Amalco;

(ix)	a conviction against, or ruling, order or judgment in favour of or against Primero NewCo or Brigus may be enforced by or against Amalco;

(x)

the articles of Primero NewCo immediately before the Effective Time are deemed to be the articles of incorporation of Amalco, and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco;

(xi)	the by-laws of Primero NewCo immediately before the Effective Time are deemed to be the by-laws of Amalco;

(xii)	Amalco shall be authorized to issue an unlimited number of common shares;

(xiii)

the directors of Amalco may appoint one or more directors of Amalco but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of Amalco, and any directors of Amalco appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders;

(xiv)

the Class A Shares shall continue as common shares of Amalco, and any certificates formerly representing the Class A Shares and common shares of Primero NewCo shall represent and be deemed to represent common shares of Amalco;

(xv)	all shares in the capital stock of Brigus shall be cancelled; and

(xvi)

the stated capital of the Amalco common shares will be an amount equal to the “paid-up capital”, as that term is defined in the Tax Act, attributable to all of the issued and outstanding shares of Brigus immediately prior to the Amalgamation.

2.4	Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Primero shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates (or electronic deposit) representing the Primero Shares required to be issued to former Brigus Shareholders in accordance with the provisions of Section 2.3 hereof, which shares shall be held by the Depositary as agent and nominee for such former Brigus Shareholders for distribution to such former Brigus Shareholders in accordance with the provisions of Article 2 hereof.

(b)

An Eligible Holder whose Class A Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Primero, within 90 days after the Effective Date, duly completed with the details of the number of Class A Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Primero shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Brigus, Primero nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Primero or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(c)

Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Primero will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder.

2.5        No Fractional Shares

Following the Effective Time, if the aggregate number of Primero Shares to which a Brigus Shareholder would otherwise be entitled would include a fractional share, then the number of Primero Shares that such former Brigus Shareholder is entitled to receive shall be rounded down to the next whole number and no former Brigus Shareholder will be entitled to any compensation in respect of such fractional Primero Share. In addition, following the Effective Time, if the aggregate number of SpinCo Shares to which a former Brigus Shareholder would otherwise be entitled would include a fractional share, then the number of SpinCo Shares that such former Brigus Shareholder is entitled to receive shall be rounded down to the next whole number and no former Brigus Shareholder will be entitled to any compensation in respect of such fractional SpinCo Share.

ARTICLE 3
BRIGUS WARRANTS

3.1        Brigus Warrants

In accordance with the terms of the Brigus Warrant Indentures, each holder of a Brigus Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Brigus Warrant, in lieu of Brigus Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Primero Shares and SpinCo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Brigus Shares to which such holder would have been entitled if such holder had exercised such holder’s Brigus Warrants immediately prior to the Effective Time. Each Brigus Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant Indenture.

3.2        Exercise of Brigus Warrants Post-Effective Time

Upon any exercise of a Brigus Warrant, Primero shall issue the necessary number of Primero Shares, and SpinCo shall issue the necessary number of SpinCo Shares, necessary to settle such exercise, and Primero shall promptly pay to SpinCo, on receipt, a portion of the Brigus Warrant exercise price received from each exercising Brigus Warrantholder such that the Brigus Warrant exercise price is divided between Primero and SpinCo as follows:

(a)

Primero shall receive a portion of the exercise price equal to the original exercise price of the Brigus Warrant multiplied by the Fair Market Value of a Class A Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of one SpinCo Share; and

(b)

SpinCo shall receive a portion of the exercise price equal to the original exercise price of the Brigus Warrant multiplied by the Fair Market Value of a SpinCo Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of one SpinCo Share.

3.3        Idem

This Article 3 is subject to adjustment in accordance with the terms of the Brigus Warrant Indentures.

ARTICLE 4
RIGHTS OF DISSENT

4.1        Rights of Dissent

Holders of Brigus Shares may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Brigus not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the date of the Brigus Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Brigus Shares held by them, and in respect of which Dissent Rights have been validly exercised, to Primero, free and clear of all Liens, as provided in Section 2.3 above and if they:

(a)

ultimately are entitled to be paid fair value for such Brigus Shares, will be entitled to be paid the fair value of such Brigus Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Brigus Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Brigus Shares, shall be deemed to have participated in the Arrangement on the same basis as a non- dissenting Brigus Shareholder.

4.2	Recognition of Dissenting Holders

(a)

In no circumstances shall Primero, Brigus, SpinCo, or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Brigus Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall Primero, Brigus, SpinCo, or any other Person be required to recognize Dissenting Holders as Brigus Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(c) above, and the names of such Dissenting Holders shall be removed from the registers of Brigus Shareholders in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(c) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Brigus Optionholders, (ii) Brigus Warrantholders, and (iii) Brigus Shareholders who vote or have instructed a proxyholder to vote such Brigus Shares in favour of the Arrangement Resolution (but only in respect of such Brigus Shares).

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1        Letter of Transmittal

The Depositary will forward to each former registered Brigus Shareholder, at the address of such former Brigus Shareholder as it appears on the former register for the Brigus Shares, a Letter of Transmittal and instructions for obtaining delivery of the certificates or other evidence of ownership representing part of the Consideration and the SpinCo shares that will be transferred to such former Brigus Shareholder pursuant to the Arrangement.

5.2        Class A Shares

Recognizing that the Brigus Shares shall be exchanged partially for Class A Shares pursuant to Section 2.3(f)(ii), Brigus shall not issue share certificates representing the Class A Shares in replacement for outstanding share certificates representing the Brigus Shares and each certificate representing the outstanding Brigus Shares shall, as and from the time such exchange is effective, represent Class A Shares.

5.3        SpinCo Share Certificates

As soon as practicable following the Effective Date, SpinCo shall deliver, or cause to be delivered to the Depositary, certificates representing the SpinCo Shares required to be issued to the registered former Brigus Shareholders in accordance with the provisions Section 2.3(f)(ii) hereof, which certificates shall be held by the Depositary as agent and nominee for such former Brigus Shareholders, for distribution to such former Brigus Shareholders in accordance with the provisions of Section 5.5 hereof.

5.4        Primero Share Certificates and Cash

Primero shall deliver, or arrange to be delivered, to the Depositary certificates representing the Primero Shares required to be issued to registered former Brigus Shareholders, and the amount of cash to which such former Brigus Shareholders are entitled, which certificates and cash shall be held by the Depository, as agent and nominee for such former Brigus Shareholders, for Distribution in accordance with the provisions of Section 5.5 hereof, all in accordance with Section 2.3(g) hereof.

5.5        Payment of Consideration

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Brigus Shares, together with such other documents and instruments as would have been required to effect the transfer of the Brigus Shares formerly represented by such certificate under the CBCA and the articles of Brigus and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Primero Shares, a certificate representing the Spinco Shares and make available for pick up at its offices during normal business hours the requisite cash consideration that such holder is entitled to receive in accordance with Section 2.3(g) hereof. Any such certificate formerly representing Brigus Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Brigus Shareholder of any kind or nature against or in Brigus, Primero or SpinCo; and on such sixth anniversary, all Primero Shares, SpinCo Shares and cash to which such former Brigus Shareholder was entitled shall be deemed to have been surrendered to Primero or SpinCo, as applicable.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.5(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Brigus Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Primero Shares, a certificate representing the SpinCo Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(g) hereof.

(c)

Any payment made by way of cash by Primero pursuant to the Plan of Arrangement that has not been collected or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive such cash consideration for Brigus Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Primero for no consideration.

(d)

No holder of Brigus Shares, Brigus Options, Brigus Warrants or Brigus DSUs shall be entitled to receive any consideration with respect to such Brigus Shares, Brigus Options, Brigus Warrants or Brigus DSUs, other than any Consideration to which such holder is entitled to receive in accordance with Section 2.3(g) and this Section 5.5 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.6        Lost Certificates

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Brigus Shares that were transferred pursuant to Section 2.3(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, Primero Shares and SpinCo Shares, and Primero shall make available for pick-up at office of the Depositary the requisite cash required to be paid in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Primero Shares, SpinCo Shares and cash is to be delivered shall as a condition precedent to the delivery of such Primero Shares, SpinCo Shares and cash, give a bond satisfactory to Primero, SpinCo and the Depositary (acting reasonably) in such sum as Primero and SpinCo may direct, or otherwise indemnify Primero, SpinCo and Brigus in a manner satisfactory to Primero, SpinCo and Brigus, acting reasonably, against any claim that may be made against Primero, SpinCo and Brigus with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7        Withholding Rights

Any of the Parties or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as Primero, Brigus, SpinCo, or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Primero Shares or SpinCo Shares issued or issuable to such Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depository will be liable for any loss arising out of any sale.

5.8        No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.9        Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Brigus Shares issued prior to the Effective Time, (b) the rights and obligations of the Brigus Shareholders, Brigus, SpinCo, Primero, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Brigus Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Brigus Meeting, approved by the Court, and (iv) communicated to Brigus Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Brigus Meeting (provided that Primero shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Brigus Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Brigus Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Brigus Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Primero, provided that it concerns a matter which, in the reasonable opinion of Primero, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Brigus Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1        Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Brigus Gold Corp., a corporation existing under the laws of Canada (“Brigus”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Brigus dated z, 2013 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.

The arrangement agreement (the “Arrangement Agreement”) between Brigus, Primero, and 8724385 Canada Limited, dated December 16, 2013 and all the transactions contemplated therein, the full text of which is attached as Appendix B to the Circular, the actions of the directors of Brigus in approving the Arrangement and the actions of the directors and officers of Brigus in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

3.

The plan of arrangement (the “Plan of Arrangement”) of Brigus implementing the Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Brigus or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of Brigus are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Brigus:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any director or officer of Brigus is hereby authorized and directed for and on behalf of Brigus to execute, whether under corporate seal of Brigus or otherwise, and to deliver articles of arrangement and amalgamation and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

6.

Any one or more directors or officers of Brigus is hereby authorized, for and on behalf and in the name of Brigus, to execute and deliver, whether under corporate seal of Brigus or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

B-1

(a)	all actions required to be taken by or on behalf of Brigus, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Brigus;

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C
PRIMERO RESOLUTION

BE IT RESOLVED THAT:

1.

The issuance of such number of Primero Mining Corp. (“Primero”) common shares as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Primero and Brigus Gold Corp., a corporation existing under the laws of the Canada (“Brigus”), as set forth in the arrangement agreement (the “Arrangement Agreement”) among Primero, Brigus and 8724385 Canada Limited, dated December 16, 2013 and all as more particularly described and set forth in the management proxy circular (the “Circular”) of Primero dated z, 2013, accompanying the notice of this meeting), is hereby authorized, approved and adopted.

2.

The issuance of such number of Primero common shares as may be required to be issued pursuant to the exercise of the replacement share purchase options to be issued by Primero pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

3.

The issuance of such number of Primero common shares as may be required to be issued pursuant to the exercise of the Brigus warrants pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

4.

Notwithstanding that this resolution has been passed by the shareholders of Primero, the board of directors of Primero is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Primero:

(a)

to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Primero common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any one or more directors or officers of Primero is hereby authorized, for and on behalf and in the name of Primero, to execute and deliver, whether under corporate seal of Primero or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Primero, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Primero;

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(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF BRIGUS AND SPINCO

Except as set forth in the correspondingly numbered paragraph of the Brigus Disclosure Letter, each of Brigus and Brigus SpinCo hereby represents and warrants to Primero as follows, and acknowledge and agree that Primero is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. Brigus was duly continued and is validly existing and in good standing under the CBCA, and Brigus SpinCo is duly incorporated, validly existing and in good standing under the CBCA, and each has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Brigus is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Brigus Material Adverse Effect. True and complete copies of the constating documents of each of Brigus and Brigus SpinCo have been delivered or made available to Primero, and neither Brigus nor Brigus SpinCo has taken any action to amend or supersede such documents.

(2)

Authority Relative to this Agreement. Each of Brigus and Brigus SpinCo has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Brigus and Brigus SpinCo and the consummation by each of the transactions contemplated by this Agreement have been duly authorized by the Brigus Board and the directors of Brigus SpinCo, and no other corporate proceedings on the part of either are necessary to authorize this Agreement other than Brigus Shareholder Approval. This Agreement has been duly executed and delivered by Brigus and Brigus SpinCo and constitutes a valid and binding obligation of each, enforceable by Primero against each in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)

No Conflict; Required Filings and Consent. The execution and delivery by each of Brigus and Brigus SpinCo of this Agreement and the performance by each of them of their respective covenants hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of either or those of any of their Subsidiaries or affiliates, and except as disclosed in the Brigus Disclosure Letter or as would not, individually or in the aggregate, have or reasonably be expected to have a Brigus Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Brigus or Brigus SpinCo or any of their respective Subsidiaries or affiliates is a party, or by which either or any of their Subsidiaries or affiliates is bound; or (ii) any Law to which Brigus or Brigus SpinCo or any of their Subsidiaries or affiliates is subject or by which either or any of their Subsidiaries or affiliates is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Brigus’ assets or the assets of any of its Subsidiaries or affiliates. Other than the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, and the “Key Consents” as disclosed in Schedule 3 of the Brigus Disclosure Letter, no Authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of Brigus or Brigus SpinCo for the consummation by both of their obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Brigus or any of its Subsidiaries or affiliates, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4)	Subsidiaries. The Subsidiaries and affiliates of Brigus are as disclosed in Schedule 4 of the Brigus Disclosure Letter.

Each Subsidiary of Brigus is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Brigus Material Adverse Effect. Except as disclosed in the Brigus Public Documents, Brigus beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by Brigus that is a corporation are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Other than the Subsidiaries and affiliates listed in Schedule 4 of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries own any capital stock, or other equity interests in any Person.

(5)

Regulatory Filings. The Brigus Public Documents have complied in all material respects with Securities Laws. None of the Brigus Public Documents, at the time filed or as subsequently amended, contained any misrepresentation. Brigus has not filed any confidential material change report with any securities authority or Governmental Entity which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any securities authority or Governmental Entity with respect to any of Brigus Public Documents and neither Brigus nor any of the Brigus Public Documents is subject to an ongoing audit, review, comment or investigation by any securities authority or Governmental Entity, the TSX or the NYSE MKT.

(6)	Compliance with Laws.

(a)

The operations of Brigus and its Subsidiaries and affiliates have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Brigus or of any of its Subsidiaries and affiliates, and none of Brigus nor any of its Subsidiaries or affiliates has received any notice of any alleged violation of any such Laws.

(b)

None of Brigus or any of its Subsidiaries or affiliates is in conflict with, or in default (including cross defaults) under or in violation of: (a) its constating documents or, as applicable, equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(7)

Company Authorizations. Brigus and its Subsidiaries and affiliates have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Brigus or its Subsidiaries and its affiliates (including in respect of the Brigus Mining Properties and the SpinCo Assets) or otherwise in connection with the business or operations of Brigus or its Subsidiaries and affiliates, and such authorizations are in full force and effect. Brigus and its Subsidiaries and affiliates have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a material and adverse effect. There is no action, investigation or proceeding pending or, to the knowledge of Brigus, threatened regarding any of the Authorizations. Neither Brigus nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, and to the knowledge of Brigus and Brigus SpinCo, all such Authorizations continue to be effective in order for Brigus and its Subsidiaries and affiliates to continue to conduct their respective businesses as they are currently being conducted.

(8)	Capitalization and Listing.

(a)

The authorized share capital of Brigus consists of an unlimited number of Brigus Shares. As at the date of this Agreement there are: (A) 232,124,513 Brigus Shares validly issued and outstanding as fully-paid and non-assessable shares of Brigus; (B) outstanding Brigus Options providing for the issuance of an aggregate of 18,722,179 Brigus Shares upon the exercise thereof; (C) 15,886,317 Brigus Warrants; (D) 1,800,000 Brigus DSUs; and (E) 20,408,163 Brigus Shares issuable upon the conversion of the Brigus Convertible Debentures. Except as disclosed in Schedule 8(a) of the Brigus Disclosure Letter, and other than the Brigus Options, the Brigus Warrants and the Brigus Convertible Debentures, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of Brigus or any of its Subsidiaries or affiliates to issue or sell any shares of Brigus or of any of its Subsidiaries or affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Brigus or any of its Subsidiaries or affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Brigus or any of its Subsidiaries or affiliates, and no Person is entitled to any pre-emptive or other similar right granted by Brigus or any of its Subsidiaries. Mr. Wade Dawe is the registered and beneficial owner of all of the outstanding securities of Brigus SpinCo as of the date hereof.

(b)

Schedule 8(b) to the Brigus Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Brigus Options and Brigus DSUs and the number, exercise prices and expiration dates of each grant to such holders. All Brigus Shares that may be issued pursuant to the exercise of outstanding Brigus Options and Brigus DSUs will, when issued in accordance with the terms of the Brigus Options and Brigus DSUs, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)

There are no outstanding contractual obligations of Brigus or any of its Subsidiaries or affiliates to repurchase, redeem or otherwise acquire any Brigus Shares or any shares of any of its Subsidiaries or affiliates. No Subsidiary or affiliate of Brigus owns any Brigus Shares.

(d)	No order ceasing or suspending trading in securities of Brigus nor prohibiting the sale of such securities has been issued and is outstanding against Brigus or its directors, officers or promoters.

(9)

Shareholder and Similar Agreements. Brigus is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Brigus or any of its Subsidiaries or affiliates.

(10)	Financial Statements.

(a)

The audited consolidated financial statements for Brigus as at and for each of the fiscal years ended on December 31, 2012 and December 31, 2011 including the notes thereto and the reports by Brigus’ auditors thereon have been, and all financial statements of Brigus which are publicly disseminated by Brigus in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the financial position and results of operations of Brigus and its Subsidiaries as of the respective dates thereof and their financial performance and their cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Brigus or any of its Subsidiaries to any executive officer or director of Brigus.

(b)

Neither Brigus nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Brigus or any of its Subsidiaries and affiliates, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Brigus or any of its Subsidiaries and affiliates, in the published financial statements of Brigus or the Brigus Public Documents.

(c)

Since December 31, 2012, neither Brigus nor any of its Subsidiaries nor, to Brigus’ knowledge, any director, officer, employee, auditor, accountant or representative of Brigus or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Brigus or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Brigus or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Brigus Board.

(11)

Undisclosed Liabilities. Except as disclosed in Schedule 11 of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Brigus as of December 31, 2012 (the “Brigus Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Brigus and its Subsidiaries (other than those disclosed on the Brigus Balance Sheet and/or in the notes to the Brigus financial statements), reasonably be expected to be material and adverse, or, as a consequence of the consummation of the Arrangement, have a Brigus Material Adverse Effect. Without limiting the foregoing, the Brigus Balance Sheet reflects provisions in accordance with IFRS, specifically International Accounting Standard 37 relating to contingent liabilities for pending litigation and other contingent obligations of Brigus and its Subsidiaries, which represent the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(12)	SpinCo Liabilities. A complete and accurate list of the SpinCo Liabilities known to Brigus at the date of this Agreement is set out in Schedule 12 of the Brigus Disclosure Letter.

(13)	Mineral Rights.

(a)

All of Brigus’ and its Subsidiaries’ and affiliates material real property (collectively, the “Property”) and all of Brigus’ and its Subsidiaries’ and affiliates mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, and where material, the “Mineral Rights”), are set out in Schedule 13(a) of the Brigus Disclosure Letter. Other than the Mineral Rights set out in Schedule 13(a) of the Brigus Disclosure Letter, neither Brigus nor its Subsidiaries or affiliates, owns or has any interest in any material real property or any material mineral interests and rights.

(b)

Except as set forth in the Brigus Public Documents, Brigus or one of its Subsidiaries or affiliates is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Encumbrances other than Permitted Encumbrances.

(c)	All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(d)

The Property and the Mineral Rights are in good standing under applicable Law and, to the knowledge of Brigus, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)	There is no material adverse claim against or challenge to the title to or ownership of the Property or any of the Mineral Rights.

(f)	Brigus or a Subsidiary or affiliate has the exclusive right to deal with the Property and all of the Mineral Rights.

(g)

Other than as set out in Schedule 13(g) of the Brigus Disclosure Letter, no Person other than Brigus and its Subsidiaries or affiliates has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)

Other than as set out in Schedule 13(h) of the Brigus Disclosure Letter, there are no back- in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Brigus’ or a Subsidiary or affiliate’s interest in the Property or any of the Mineral Rights.

(i)

There are no material restrictions on the ability of Brigus and its Subsidiaries and affiliates to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law.

(j)

Neither Brigus nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Brigus or a Subsidiary or affiliate in the Property or any of the Mineral Rights.

(k)

Brigus and its Subsidiaries and affiliates have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Brigus and its Subsidiaries and affiliates, and mineral interests that are required to exploit, develop or explore the Property and the Mineral Rights as currently carried on, and no third party or group holds any such rights that would be required by Brigus to explore, develop or exploit the Property or any of the Mineral Rights.

(14)

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Properties and the Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves, of Brigus and its Subsidiaries, taken as a whole, from the amounts set forth in the Brigus Public Documents. All information regarding the Property and the Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Brigus Public Documents on or before the date hereof.

(15)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material and adverse:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Brigus and its Subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Brigus or any of its Subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(16)	Employment Matters.

(a)

Other than as disclosed in Schedule 16(a) of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries or affiliates has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Brigus (including as a result of the Arrangement). Schedule 16(a) of the Brigus Disclosure Letter sets out all of the change of control awards due to Employees of Brigus and its Subsidiaries.

(b)

Neither Brigus nor any of its Subsidiaries or affiliates (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Brigus, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Brigus, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(c)

Other than as disclosed in Schedule 16(c) of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries or affiliates is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Brigus, threatened, or any litigation actual, or to the knowledge of Brigus, threatened, relating to employment or termination of employment of employees or independent contractors,. No labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Brigus.

(d)

Brigus and its Subsidiaries have complied in all material respects with the terms of the Brigus Benefit Plans and there are no outstanding defaults or violations thereunder by Brigus or any of its Subsidiaries that would result in or give rise to any material liability to Brigus or any of its Subsidiaries, nor any such default or violation by any other party to any Brigus Benefit Plan.

(e)

All amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits under the Brigus Benefit Plans for the period up to November 30, 2013 have either been paid or are accurately reflected in Brigus’ financial books and records in all material respects.

(f)

Current and complete copies of all written Brigus Benefit Plans have been provided or made available to Primero. None of the Brigus Benefit Plans provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependants of retired employees.

(g)

Neither the execution of this Agreement nor the consummation of the Arrangement and the other transactions contemplated in this Agreement will, except as disclosed in Schedules 16(g)(i) and Schedule 16(g)(iii) of the Brigus Disclosure Letter,

(i)

result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Brigus employee;

(ii)

increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Brigus employee; or

(iii)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Brigus Benefit Plan.

(h)

Other than as disclosed in Schedule 16(h) of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Brigus employees or former Brigus employees.

(i)

Schedule 16(i) of the Brigus Disclosure Letter contains a correct and complete list of each Brigus employee employed by Brigus or any of its Subsidiaries whether actively at work or not, showing without names or employee numbers their job titles, salaries, wage rates, hire dates, status of Brigus employees (i.e. full-time, part-time or temporary) and whether they are subject to a written employment agreement. True and complete copies of all written employment agreements have been provided or made available to Primero. Schedule 16(i) of the Brigus Disclosure Letter contains for each Brigus employee employed by Brigus or any of its Subsidiaries their annual vacation entitlement in days (or a reference to the vacation policy of Brigus and its Subsidiaries applicable to such Brigus employee) and their accrued and unused vacation days as of the date referenced therein. In addition, Brigus has provided to Primero true and complete copies of all written agreements between Brigus or any of its Subsidiaries and each independent contractor or consultant.

(j)

Other than as set out in Schedule 16(j) of the Brigus Disclosure Letter, Brigus is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation and neither Brigus nor any of its Subsidiaries is subject to any outstanding grievance, complaint, investigation, orders under such Laws, claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation, or threatened claim or litigation, relating to employment or termination of employment or relationships of Brigus employees or independent contractors and there is no basis for such claim. No event has occurred that, with the notice or lapse of time or both, would constitute a material breach, violation or default of such terms and conditions of employment and Laws by Brigus or any of its Subsidiaries.

(k)	Neither Brigus nor any of its Subsidiaries has made a commitment to improve or otherwise amend any Brigus Benefit Plan.

(17)	Absence of Certain Changes or Events. Since December 31, 2012:

(a)	Brigus and its Subsidiaries and affiliates have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Brigus Material Adverse Effect has been incurred;

(c)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Brigus Material Adverse Effect;

(d)	there has not been any change in the accounting practices used by Brigus and its Subsidiaries, except as disclosed in the Brigus Public Documents;

(e)

there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Brigus or its Subsidiaries or affiliates, except for adjustments in the ordinary course of business;

(f)

there has not been any redemption, repurchase or other acquisition of Brigus Shares by Brigus, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Brigus Shares;

(g)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(h)	there has not been any entering into, or an amendment of, any material Contract other than in the ordinary course of business consistent with past practice;

(i)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Brigus’ audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(j)

except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Brigus or its Subsidiaries or affiliates.

(18)

Litigation. Except as disclosed in Schedule 18 of the Brigus Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Brigus, threatened against or relating to Brigus or any of its Subsidiaries or affiliates, the business of Brigus or any of its Subsidiaries affiliates, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Brigus Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Brigus are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Brigus Material Adverse Effect). Neither Brigus nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Brigus Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(19)	Tax.

(a)

Brigus and each of its Subsidiaries and affiliates has duly and timely filed all Tax Returns required to be filed by them for periods prior to the date hereof and all such Tax Returns are complete and accurate in all material respects.

(b)

Brigus and each of its Subsidiaries and affiliates has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Brigus. Brigus and its Subsidiaries and affiliates have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Brigus for any Taxes of Brigus and each of its Subsidiaries and affiliates for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Brigus or any of its Subsidiaries or affiliates, and neither Brigus nor any of its Subsidiaries or affiliates is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Brigus, threatened against Brigus or any of its Subsidiaries or affiliates or any of their respective assets.

(d)

No claim has been made by any Governmental Entity in a jurisdiction where Brigus or any of its Subsidiaries or affiliates does not file Tax Returns that Brigus or any of its Subsidiaries or affiliates is or may be subject to Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Brigus or any of its Subsidiaries or affiliates.

(f)

Brigus and each of its Subsidiaries and affiliates has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from Brigus or any of its Subsidiaries or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(h)

Brigus and each of its Subsidiaries and affiliates has made available to Primero true and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)

Neither Brigus nor any of its Subsidiaries or affiliates has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or foreign Law, to Brigus or any of its Subsidiaries or affiliates. None of Brigus nor any of its Subsidiaries or affiliates has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(k)

Each of Brigus and Brigus SpinCo and Brigus Gold ULC, 7153945 Canada Inc., and Linear Gold Holdings Corp. is not a non-resident of Canada within the meaning of the Tax Act. Each of Brigus’ Subsidiaries (other than Brigus SpinCo, Brigus Gold ULC, 7153945 Canada Inc., and Linear Gold Holdings Corp.) is a non-resident of Canada within the meaning of the Tax Act.

(20)

Books and Records. The corporate records and minute books of Brigus and its Subsidiaries and affiliates have been maintained in accordance with all applicable Laws, and the minute books of Brigus and its Subsidiaries and affiliates provided to Primero are complete and accurate in all material respects. The corporate minute books for Brigus and its Subsidiaries and affiliates contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Brigus and its Subsidiaries and affiliates in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) in the case of Brigus’ Subsidiaries, during the period of time when owned by Brigus, accurately and fairly reflect the transactions and dispositions of assets of Brigus and its Subsidiaries; and (c) in the case of Brigus’ Subsidiaries, during the period of time when owned by Brigus, accurately and fairly reflect the basis for Brigus’ consolidated financial statements.

(21)	Insurance.

(a)

Brigus has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Brigus nor any of its Subsidiaries or affiliates has failed to make a claim thereunder on a timely basis.

(b)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and Brigus will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Brigus other) notice of cancellation or termination has been received by Brigus or any of its Subsidiaries or affiliates with respect to any such policy.

(22)

Non-Arm’s Length Transactions. Except for the transactions contemplated in the Agreement and employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Brigus Public Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Brigus or any of its Subsidiaries) between Brigus or any of its Subsidiaries and its affiliates on the one hand, and any (a) officer or director of Brigus or any of its Subsidiaries and its affiliates, (b) any holder of record or, to the knowledge of Brigus, beneficial owner of five percent or more of the voting securities of Brigus, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(23)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Brigus Material Adverse Effect:

(a)	the facilities and operations operated by Brigus (and Brigus’ Subsidiaries and affiliates) have been conducted, and are now, in compliance with all Environmental Laws;

(b)

Brigus and its Subsidiaries and affiliates are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted;

(c)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist, other than in the ordinary course of business, with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Brigus and its Subsidiaries and affiliates and, to the knowledge of Brigus, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business, other than in the ordinary course of business;

(d)

neither Brigus nor any of its Subsidiaries or affiliates is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)

to the knowledge of Brigus and its affiliates, there are no changes in the status, terms or conditions of any Environmental Permits held by Brigus or any of its Subsidiaries or affiliates or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Brigus or any of its Subsidiaries or affiliates following the Effective Date;

(f)

Brigus and its Subsidiaries and affiliates have made available to Primero all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)

To the knowledge of Brigus and its affiliates, Brigus and its Subsidiaries and affiliates are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(24)

Restrictions on Business Activities. Other than as set out in Schedule 24 of the Brigus Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon Brigus or any of its Subsidiaries or affiliates that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Brigus or any of its Subsidiaries or affiliates, any acquisition of property by Brigus or any of its Subsidiaries or affiliates, or the conduct of business by Brigus or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(25)

Material Contracts. Brigus and its Subsidiaries and affiliates have performed in all material respects all respective obligations required to be performed by them to date under the material Contracts. Neither Brigus nor any of its Subsidiaries or affiliates is in breach or default under any material Contract to which it is a party or bound, nor does Brigus have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Brigus Material Adverse Effect. Neither Brigus nor any of its Subsidiaries or affiliates knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Brigus, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Brigus Material Adverse Effect. Prior to the date hereof, Brigus has made available to Primero true and complete copies of all of the material Contracts. All material Contracts are legal, valid, binding and in full force and effect and are enforceable by Brigus (or its Subsidiary or affiliate, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(26)

Brokers. Except for the fees to be paid to Cormark Securities Inc. and Primary Capital Inc. pursuant to their engagement letters with Brigus, true and complete copies of which have been delivered to Primero, none of Brigus, any of its Subsidiaries or affiliates, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(27)

No Cease Trade Orders. No securities authority or Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Brigus, no such proceeding is pending, contemplated or threatened.

(28)

Reporting Issuer Status. As of the date hereof, Brigus is a reporting issuer not in default (or the equivalent) under the Canadian Securities Laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

(29)

Stock Exchange Compliance. The Brigus Shares are listed and posted for trading on the TSX and the NYSE MKT and Brigus is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE MKT.

(30)

Approvals and Recommendation. The Brigus Board has received a fairness opinion in respect of the Arrangement, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Brigus and recommends that Brigus Shareholders vote in favour of the Arrangement Resolution.

(31)

Independent Directors; Special Committee. Prior to entering into this Agreement, the Brigus Board formed a Special Committee, each member of which is an “independent director” as defined in MI 61-101. The Special Committee engaged an independent financial advisor to deliver a fairness opinion to the Special Committee as to the fairness, from a financial point of view, to the Brigus Shareholders (other than Primero) of the Arrangement. The financial advisor has delivered such fairness opinion to the Special Committee. Based on the information available to them as of the date hereof, the Special Committee has recommended that the Brigus Board approve this Agreement and the completion of the Arrangement.

(32)

Money Laundering Laws. The operations of Brigus are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving Brigus with respect to the Money Laundering Laws is pending or threatened.

(33)

Confidentiality Agreements. All agreements entered into by Brigus or any of its Subsidiaries with Persons regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions.

(34)

Anti-Corruption. To the knowledge of Brigus, neither Brigus nor any of its Subsidiaries or affiliates, directly or through their respective directors, executives, officers or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(35)

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Brigus has not received any written (or to the knowledge of Brigus, other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Brigus or any Subsidiary, and, to the knowledge of Brigus, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Brigus Material Adverse Effect.

(36)

No Expropriation. No property or asset of Brigus or any of its Subsidiaries (including any Property or Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Brigus, is there any intent or proposal to give any such notice or to commence any such proceeding.

(37)

NGOs and Community Groups. No material dispute between Brigus or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of Brigus’ knowledge, is threatened or imminent with respect to any of Brigus’ or any of its Subsidiaries’ properties or exploration activities.

(38)

Arrangements with Securityholders of Primero. Other than the Brigus Voting Agreements and this Agreement, Brigus does not have any agreement, arrangement or understanding (whether written or oral) with respect to Primero or any of its securities, businesses or operations with any shareholder of Primero, any interested party of Primero or any related party of any interested party of Primero, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF PRIMERO

Except as set forth in the correspondingly numbered paragraph of the Primero Disclosure Letter, Primero hereby represents and warrants to Brigus as follows, and acknowledges and agrees that each of Brigus and SpinCo is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. Primero was duly continued and is validly existing and in good standing under the Business Corporations Act (British Columbia), and has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Primero is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Primero Material Adverse Effect. True and complete copies of the constating documents of Primero have been delivered or made available to Brigus, and Primero has not taken any action to amend or supersede such documents.

(2)

Authority Relative to this Agreement. Primero has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Primero and the consummation by each of the transactions contemplated by this Agreement have been duly authorized by the Primero Board, and no other corporate proceedings on the part of either are necessary to authorize this Agreement other than Primero Shareholder Approval. This Agreement has been duly executed and delivered by Primero and constitutes a valid and binding obligation of Primero, enforceable by Brigus and Brigus SpinCo against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)

No Conflict; Required Filings and Consent. The execution and delivery by Primero of this Agreement and the performance of its covenants hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of either or those of any of its Subsidiaries or affiliates, and except as disclosed in the Primero Disclosure Letter or as would not, individually or in the aggregate, have or reasonably be expected to have a Primero Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Primero or Primero SubCo or any of their respective Subsidiaries or affiliates is a party, or by which either or any of their Subsidiaries or affiliates is bound; or (ii) any Law to which Primero or any of its Subsidiaries or affiliates is subject or by which either or any of its Subsidiaries or affiliates is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Primero’s assets or the assets of any of its Subsidiaries or affiliates. Other than the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, and the approval of the TSX and NYSE, no Authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of Primero for the consummation of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Primero or any of its Subsidiaries or affiliates, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4)	Subsidiaries. The Subsidiaries and affiliates of Primero are as disclosed in Schedule 4 of the Primero Disclosure Letter.

Each Subsidiary of Primero is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Primero Material Adverse Effect. Except as disclosed in the Primero Public Documents, Primero beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by Primero that is a corporation are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Primero does not have any material interests other as disclosed in the Primero Public Documents.

(5)

Regulatory Filings. The Primero Public Documents have complied in all material respects with Securities Laws. Except as disclosed in Schedule 5 of the Primero Disclosure Letter, none of the Primero Public Documents, at the time filed or as subsequently amended, contained any misrepresentation. Primero has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential. Except as disclosed in Schedule 5 of the Primero Disclosure Letter, there are no outstanding or unresolved comments in a comment letter from any securities authority or Governmental Entity with respect to any of Primero Public Documents and neither Primero nor any of the Primero Public Documents is subject to an ongoing audit, review, comment or investigation by any securities authority or Governmental Entity, the TSX or the NYSE.

(6)	Compliance with Laws.

(a)

Except as set out in Schedule 6(a), the operations of Primero and its Subsidiaries and affiliates have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Primero or of any of its Subsidiaries and affiliates, and none of Primero nor any of its Subsidiaries or affiliates has received any notice of any alleged violation of any such Laws.

(b)

None of Primero or any of its Subsidiaries or affiliates is in conflict with, or in default (including cross defaults) under or in violation of: (a) its constating documents or, as applicable, equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(7)

Company Authorizations. Primero and its Subsidiaries and affiliates have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Primero or its Subsidiaries and its affiliates or otherwise in connection with the business or operations of Primero or its Subsidiaries and affiliates, and such authorizations are in full force and effect. Primero and its Subsidiaries and affiliates have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a material and adverse effect. There is no action, investigation or proceeding pending or, to the knowledge of Primero, threatened regarding any of the Authorizations. Neither Primero nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, and to the knowledge of Primero, all such Authorizations continue to be effective in order for Primero and its Subsidiaries and affiliates to continue to conduct their respective businesses as they are currently being conducted.

(8)	Capitalization and Listing.

(a)

The authorized share capital of Primero consists of an unlimited number of Primero Shares and an unlimited number of preferred shares. Schedule 8(a) sets out the current share of Primero. Other than the securities listed on Schedule 8(a), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Primero or any of its Subsidiaries or affiliates to issue or sell any shares of Primero or of any of its Subsidiaries or affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Primero or any of its Subsidiaries or affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Primero or any of its Subsidiaries or affiliates, and no Person is entitled to any pre-emptive or other similar right granted by Primero or any of its Subsidiaries;

(b)

All Primero Shares that may be issued pursuant to the exercise of outstanding Primero Options will, when issued in accord with the terms of such securities, be duly authorized, validly issued, fully-paid and non-assessable, and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)

There are no outstanding contractual obligations of Primero or any of its Subsidiaries or affiliates to repurchase, redeem or otherwise acquire any Primero Shares or any shares of any of its Subsidiaries or affiliates. No Subsidiary or affiliate of Primero owns any Primero Shares.

(d)	No order ceasing or suspending trading in securities of Primero nor prohibiting the sale of such securities has been issued and is outstanding against Primero or its directors, officers or promoters.

(e)

The Primero Shares to be issued in exchange for Class A Shares pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares in the capital of Primero and the Primero Shares issuable upon exercise of the Replacement Options and the Brigus Warrants after the Effective Time will be issued as fully paid and non-assessable shares in the capital of Primero on payment of the purchase price therefor.

(9)

Shareholder and Similar Agreements. Primero is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Primero or any of its Subsidiaries or affiliates.

(10)	Financial Statements.

(a)

The audited consolidated financial statements for Primero as at and for each of the fiscal years ended on December 31, 2012 and December 31, 2011 including the notes thereto and the reports by Primero’s auditors thereon have been, and all financial statements of Primero which are publicly disseminated by Primero in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the financial position of Primero and its Subsidiaries as of the respective dates thereof and their financial performance and their cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Primero or any of its Subsidiaries to any executive officer or director of Primero.

(b)

Neither Primero nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Primero or any of its Subsidiaries and affiliates, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose of limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Primero or any of its Subsidiaries and affiliates, in the published financial statements of Primero or the Primero Public Documents.

(c)

Since December 31, 2012, neither Primero nor any of its Subsidiaries nor, to Primero’s knowledge, any director, officer, employee, auditor, accountant or representative of Primero or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Primero or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Primero or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Primero Board.

(11)

Undisclosed Liabilities. Neither Primero nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Primero as of December 31, 2012 (the “Primero Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Primero and its Subsidiaries (other than those disclosed on the Primero Balance Sheet and/or in the notes to the Primero financial statements), reasonably be expected to be material and adverse, or, as a consequence of the consummation of the Arrangement, have a Primero Material Adverse Effect. Without limiting the foregoing, the Primero Balance Sheet reflects reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Primero and its Subsidiaries.

(12)	Mineral Rights.

(a)

All of Primero’s and its Subsidiaries’ and affiliates material real property (collectively, the “Primero Property”) and all of Primero’s and its Subsidiaries’ and affiliates mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, and where material, the “Primero Mineral Rights”), are accurately set for the in the Primero Public Documents. Other than the Primero Properties and the Primero Mineral Rights set out in the Primero Public Documents, neither Primero nor its Subsidiaries and affiliates, owns or has any interest in any material real property or any material mineral interests and rights.

(b)

Except as set forth in the Primero Public Documents, Primero or one of its Subsidiaries or affiliates is the sole legal and beneficial owner of all right, title and interest in the Primero Property and the Primero Mineral Rights, free and clear of any Encumbrances other than Permitted Encumbrances.

(c)

All of the Primero Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims, other than a failure to do so which, individually or in the aggregate, would reasonably be expected to have a Primero Material Adverse Effect.

(d)

The Primero Property and the Primero Mineral Rights are in good standing under applicable Law and, to the knowledge of Primero, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)	Except as set forth in the Primero Public Documents, there is no material adverse claim against or challenge to the title to or ownership the Primero Property or of any of the Primero Mineral Rights.

(f)

Other than as set out in Schedule 12(f) of the Primero Disclosure Letter, Primero or a Subsidiary or affiliate has the exclusive right to deal with the Primero Property and all of the Primero Mineral Rights.

(g)

Other than as set out in the Primero Public Documents, the Primero Disclosure Letter, no Person other than Primero and its Subsidiaries or affiliates has any interest in the Primero Property or any of the Primero Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)

There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Primero’s or a Subsidiary or affiliate’s interest in the Primero Property any of the Primero Mineral Rights.

(i)

There are no material restrictions on the ability of Primero and its Subsidiaries and affiliates to use, transfer or exploit any of the Primero Property or any of the Primero Mineral Rights, except pursuant to the applicable Law.

(j)

Other than as set out in Schedule 12(f) of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Primero or a Subsidiary or affiliate in the Primero Property or any of the Primero Mineral Rights.

(k)

Primero and its Subsidiaries and affiliates have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Primero and its Subsidiaries and affiliates, and mineral interests that are required to exploit, develop or explore the Primero Property and the Primero Mineral Rights as currently carried on, and no third party or group holds any such rights that would be required by Primero to explore, develop or exploit the Primero Property or any of the Primero Mineral Rights.

(13)

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Primero Property and Primero Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves, of Primero and its Subsidiaries, taken as a whole, from the amounts set forth in the Primero Public Documents. All information regarding the Primero Property and the Primero Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Primero Public Documents on or before the date hereof.

(14)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material and adverse:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Primero and its Subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Primero or any of its Subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(15)	Employment Matters.

(a)

Except in the ordinary course of business, and other than as set out in Schedule 15(a) of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Primero, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Primero, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(b)

Neither Primero nor any of its Subsidiaries or affiliates is subject to any material claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Primero, threatened, or any litigation actual, or to the knowledge of Primero, threatened, relating to employment or termination of employment of employees or independent contractors. No material labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Primero.

(c)

Primero is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation and neither Primero nor any of its Subsidiaries is subject to any outstanding grievance, complaint, investigation, orders under such Laws, claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation, or threatened claim or litigation, relating to employment or termination of employment or relationships of Primero Employees or independent contractors and there is no basis for such claim. No event has occurred that, with the notice or lapse of time or both, would constitute a material breach, violation or default of such terms and conditions of employment and Laws by Primero or any of its Subsidiaries.

(16)	Absence of Certain Changes or Events. Since December 31, 2012:

(a)	Primero and its Subsidiaries and affiliates have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Primero Material Adverse Effect has been incurred;

(c)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Primero Material Adverse Effect; and

(d)

except as disclosed in the Primero Public Documents, there has not been any entering into, or an amendment of, any material Contract other than in the ordinary course of business consistent with past practice;

(e)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Primero's audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(f)	other than as set out in Schedule 16(f), there has not been any change in the accounting practices used by Primero and its Subsidiaries, except as disclosed in the Primero Public Documents;

(17)

Litigation. Except as disclosed in the Primero Public Documents, there is no claim, action, proceeding or investigation pending or, to the knowledge of Primero, threatened against or relating to Primero or any of its Subsidiaries or affiliates, the business of Primero or any of its Subsidiaries affiliates, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Primero Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Primero are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Primero Material Adverse Effect). Neither Primero nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Primero Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(18)	Tax.

(a)

Primero and each of its Subsidiaries and affiliates has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)

Primero and each of its Subsidiaries and affiliates has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Primero. Primero and its Subsidiaries and affiliates have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Primero for any Taxes of Primero and each of its Subsidiaries and affiliates for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Primero or any of its Subsidiaries or affiliates, and neither Primero nor any of its Subsidiaries or affiliates is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Primero, threatened against Primero or any of its Subsidiaries or affiliates or any of their respective assets.

(d)

No claim has been made by any Governmental Entity in a jurisdiction where Primero or any of its Subsidiaries or affiliates does not file Tax Returns that Primero or any of its Subsidiaries or affiliates is or may be subject to Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Primero or any of its Subsidiaries or affiliates.

(f)

Primero and each of its Subsidiaries and affiliates has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so in all material respects.

(g)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from Primero or any of its Subsidiaries or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(h)

Primero and each of its Subsidiaries and affiliates has made available to Brigus true, correct and complete copies of material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)

Neither Primero nor any of its Subsidiaries or affiliates has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or foreign Law, to Primero or any of its Subsidiaries or affiliates.

(19)

Books and Records. The corporate records and minute books of Primero and its Subsidiaries and affiliates have been maintained in accordance with all applicable Laws, and the corporate records of Primero and its Subsidiaries and affiliates provided to Brigus are accurate in all material respects. The corporate minute books for Primero and its Subsidiaries and affiliates contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Primero and its Subsidiaries and affiliates in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of Primero’s Subsidiaries, during the period of time when owned by Primero, accurately and fairly reflect the transactions and dispositions of assets of Primero and its Subsidiaries; and (c) in the case of Primero’s Subsidiaries, during the period of time when owned by Primero, accurately and fairly reflect the basis for Primero’s consolidated financial statements.

(20)	Insurance.

(a)

Primero has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Primero nor any of its Subsidiaries or affiliates has failed to make a claim thereunder on a timely basis.

(b)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and Primero will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Primero other) notice of cancellation or termination has been received by Primero or any of its Subsidiaries or affiliates with respect to any such policy.

(21)

Non-Arm’s Length Transactions. Except for the transactions contemplated in the Agreement and employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Primero Public Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Primero or any of its Subsidiaries) between Primero or any of its Subsidiaries and its affiliates on the one hand, and any (a) officer or director of Primero or any of its Subsidiaries and its affiliates, (b) any holder of record or, to the knowledge of Primero, beneficial owner of five percent or more of the voting securities of Primero, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(22)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Primero Material Adverse Effect:

(a)	the facilities and operations operated by Primero (and Primero’s Subsidiaries and affiliates) have been conducted, and are now, in compliance with all Environmental Laws;

(b)

Primero and its Subsidiaries and affiliates are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Primero Property and the Primero Mineral Rights and to conduct their respective business as they are now being conducted;

(c)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist, other than in the ordinary course of business, with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Primero and its Subsidiaries and affiliates and, to the knowledge of Primero, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business, other than in the ordinary course of business;

(d)

neither Primero nor any of its Subsidiaries or affiliates is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)

to the knowledge of Primero and its affiliates, there are no changes in the status, terms or conditions of any Environmental Permits held by Primero or any of its Subsidiaries or affiliates or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Primero or any of its Subsidiaries or affiliates following the Effective Date;

(f)

Primero and its Subsidiaries and affiliates have made available to Brigus all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)

Primero and its Subsidiaries and affiliates are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(23)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Primero or any of its Subsidiaries or affiliates that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Primero or any of its Subsidiaries or affiliates, any acquisition of property by Primero or any of its Subsidiaries or affiliates, or the conduct of business by Primero or any of its Subsidiaries or affiliates, as currently conducted (including following the transaction contemplated by this Agreement).

(24)

Material Contracts. Primero and its Subsidiaries and affiliates have performed in all material respects all respective obligations required to be performed by them to date under the material Contracts. Other than as set out in Schedule 24 of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates is in breach or default under any material Contract to which it is a party or bound, nor does Primero have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Primero Material Adverse Effect. Other than as set out in Schedule 24 of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Primero, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Primero Material Adverse Effect. Prior to the date hereof, Primero has made available to Brigus true and complete copies of all of the material Contracts. All material Contracts are legal, valid, binding and in full force and effect and are enforceable by Primero (or its Subsidiary or affiliate, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(25)

Brokers. Except for the fees to be paid to BMO Capital Markets and Scotia Capital Inc. pursuant to their engagement letters with Primero, none of Primero, any of its Subsidiaries or affiliates, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(26)

No Cease Trade Orders. Other than as set out in Schedule 26 of the Primero Disclosure Letter, no securities authority or Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Primero, no such proceeding is pending, contemplated or threatened.

(27)

Reporting Issuer Status. As of the date hereof, Primero is a reporting issuer not in default (or the equivalent) under the Canadian Securities Laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon, and Nunavut.

(28)

Stock Exchange Compliance. The Primero Shares are listed and posted for trading on the TSX and the NYSE, and CDIs of Primero are listed on the ASX, and Primero is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(29)

Money Laundering Laws. The operations of Primero are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving Primero with respect to the Money Laundering Laws is pending or threatened.

(30)

Confidentiality Agreements. All agreements entered into by Primero or any of its Subsidiaries with Persons regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions.

(31)

Anti-Corruption. To the knowledge of Primero, neither Primero nor any of its Subsidiaries or affiliates, directly or through their respective directors, executives, officers or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(32)

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Primero has not received any written (or to the knowledge of Primero, other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Primero or any Subsidiary, and, to the knowledge of Primero, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Primero Material Adverse Effect.

(33)

No Expropriation. No property or asset of Primero or any of its Subsidiaries (including any Property or Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Primero, is there any intent or proposal to give any such notice or to commence any such proceeding.

(34)

NGOs and Community Groups. No material dispute between Primero or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of Primero ‘knowledge, is threatened or imminent with respect to any of Primero’s or any of its Subsidiaries’ properties or exploration activities.

(35)

Arrangements with Securityholders of Brigus. Other than the Primero Voting Agreements and this Agreement, Primero does not have any agreement, arrangement or understanding (whether written or oral) with respect to Brigus or any of its securities, businesses or operations with any shareholder of Brigus, any interested party of Brigus or any related party of any interested party of Brigus, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61- 101).

SCHEDULE F
FORM OF BRIGUS VOTING AGREEMENT AND PRIMERO VOTING AGREEMENT

December ___, 2013

[Address Line]

Ladies and Gentlemen:

Re:      Voting and Support Agreement

            Primero Mining Corp. (“Primero”) is in discussions regarding a proposed transaction (the “Proposed Transaction”) to acquire all of the issued and outstanding shares of Brigus Gold Corp. (“Brigus”) pursuant to a plan of arrangement under the Canada Business Corporations Act. As part of the Proposed Transaction, Brigus will also transfer all of its non-Ontario exploration assets and all associated liabilities to a newly incorporated corporation (“SpinCo”), which will distribute shares to Brigus’ shareholders. The details of the Proposed Transaction will be set forth in an arrangement agreement (the “Arrangement Agreement”) to be entered into among Primero, Brigus and SpinCo, a draft of which has been provided to you.

            Capitalized terms used herein but which are not defined herein shall have the meanings set forth in the Arrangement Agreement.

            The undersigned shareholder (the “Shareholder”) is the beneficial owner of the [Primero][Brigus] securities listed on Schedule “A” hereto (collectively, the “Subject Securities”), and has agreed to enter into this agreement (the “Agreement”) in connection with the Proposed Transaction. For greater certainty, the term “Subject Securities” shall include:

(i)

all [Primero Shares][Brigus Shares] now or hereafter beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed, by the Shareholder after the date hereof and prior to the Effective Time, including any securities of [Primero][Brigus] issued upon the conversion, exchange or exercise of any securities of [Primero][Brigus] convertible into or exchangeable or exercisable into securities of [Primero][Brigus] held by the Shareholder or which may otherwise be acquired by the Shareholder after the date hereof and prior to the Effective Time; and

(ii)

all [Primero Shares][Brigus Shares] and other securities for which the Subject Securities may be exchanged, received or into which the Subject Securities may be converted or otherwise changed pursuant to any stock split, stock consolidation, merger, reorganization, recapitalization, amalgamation, plan of arrangement or other business combination prior to the Effective Time.

            NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [Primero][Brigus] and the Shareholder (collectively, the “Parties”) agree as follows:

2.        Agreement to Vote Subject Securities

(a)	The Shareholder hereby covenants, undertakes and agrees that it shall:

(i)	vote (or cause to be voted) all of the Subject Securities (to the extent that such Subject Securities are entitled to a vote in respect of such matters):

(A)	in favour of the approval, consent, ratification and adoption of the

[Primero Resolution][Arrangement Resolution] (and any actions required in furtherance thereof) at every meeting of the securityholders of [Primero][Brigus] at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(B)

against any resolution proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(ii)

except as contemplated by this Agreement, not vote or grant to any Person other than [Primero][Brigus], or any Person designated by [Primero][Brigus], a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Securities (and will cause such Subject Securities not to be voted) in favour of any Acquisition Proposal;

(iii)

deliver, or cause to be delivered, to [Primero’s][Brigus’] transfer agent, or as otherwise directed by [Primero][Brigus], after receipt of proxy materials for, and not less than twenty (20) calendar days before the date of, the [Primero Meeting][Brigus Meeting] or any other meeting of the securityholders (or any of them) of [Primero][Brigus] called for the purpose of approving the [Primero Resolution][Arrangement Resolution], a duly executed proxy or form of proxy directing that the Subject Securities be voted at such meeting in favour of the [Primero Resolution][Arrangement Resolution] and the foregoing related matters;

(iv)	not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement; and

(v)	not do anything that could reasonably be expected to frustrate or hinder the consummation of the Arrangement.

(b)	The Shareholder shall not, and hereby agrees not to:

(i)	assert or exercise any dissent rights in respect of the Arrangement that the Shareholder may have; or

(ii)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Primero, Brigus, SpinCo, or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

(c)

The Shareholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

3.        No Solicitation

(a)	The Shareholder agrees that it shall:

(i)	not, directly or indirectly:

(A)

solicit, initiate, knowingly encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of [Primero][Brigus] or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

(B)

enter into, or otherwise engage or participate in, any substantive discussions or negotiations with any Person regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

(C)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; and

(D)	accept or enter into, or propose publicly to accept or enter into, a contract with any Person relating to an Acquisition Proposal; and

(ii)

immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of this Agreement with any Person by or on behalf of the Shareholder with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Shareholder.

4.        No Sale, Transfer or Encumbrance, Additional Purchases

            Except with the prior written consent of [Primero][Brigus], the Shareholder agrees and covenants in favour of [Primero][Brigus] not to option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Subject Securities (or any right or interest therein, legal or equitable) or enter into any agreement, arrangement or understanding in connection therewith (including any derivative transaction that has the effect of reducing the economic exposure of the Shareholder to the Subject Securities).

5.        Representations and Warranties of the Shareholder

            The Shareholder represents and warrants that: (a) as of the date hereof, it is beneficial owner of the Subject Securities free and clear of all Liens, and does not own (as registered owner or beneficial owner), or exercise control or direction over, any other securities of [Primero][Brigus]; (b) as of the date hereof, it has, and as of the Effective Time, it will have, the sole right to vote the Subject Securities; (c) other than this Agreement, none of the Subject Securities are, as of the date hereof, or will be, as of the Effective Time, subject to any adverse claim or voting agreement, proxy, voting trust, vote pooling or other agreement with respect to the right to vote the Subject Securities or call meetings of holders of securities of [Primero][Brigus]; (d) as of the date hereof, no Person has, and as of the Effective Time, no Person will have, any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Securities; (e) it has requisite power and authority to make, enter into and carry out the terms of this Agreement; (f) as of the date hereof, this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and (g) there are no legal proceedings in progress before any Governmental Entity or, to the knowledge of the Shareholder, pending or threatened against the Shareholder, that would adversely affect in any manner the ability of the Shareholder to enter into and carry out the terms of this Agreement.

6.        Representations and Warranties of [Primero][Brigus]

            [Primero][Brigus] represents and warrants that: (a) it is a corporation validly existing, duly [organized][continued] and in good standing under the laws of [British Columbia][Canada]; (b) it has the requisite power and authority to make, enter into and carry out the terms of this Agreement; and (c) this Agreement has been duly executed and delivered by [Primero][Brigus] and constitutes a legal, valid and binding obligation of [Primero][Brigus], enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

7.        Control

            If any of the Subject Securities are held through a nominee or corporation or trust or other legal entity over which the Shareholder has control, as defined in the legislation governing the ownership of the property of such nominee or corporation or trust or other legal entity (either alone or in conjunction with any other person), the Shareholder shall vote or shall cause to be voted such Subject Securities and exercise its power and authority to ensure that this Agreement is complied with by said nominee or corporation or trust or other legal entity.

8.        Capacity as Shareholder

            [Primero][Brigus] agrees that if the Shareholder is a director or officer of [Brigus][Primero], the Shareholder is not making any agreement or understanding in any capacity other than, and is bound hereunder solely, in their capacity as a securityholder of [Brigus][Primero], and nothing hereunder shall prevent any Shareholder who is a director or officer of [Brigus][Primero] from doing any act or thing that such director or officer of [Brigus][Primero] is properly permitted or obligated to do in such capacity, provided that such act or thing is not inconsistent with the terms of the Arrangement Agreement.

9.        Disclosure

            The Shareholder agrees to the existence and factual details of this Agreement (other than any registration particulars set out in Schedule “A”) being set out in any public disclosure, including, without limitation, press releases, information circulars and court materials, produced by Primero, Brigus or SpinCo, at the discretion of Primero, Brigus or SpinCo, as applicable, in connection with the Proposed Transaction, and to this Agreement (other than any registration particulars set out in Schedule “A”) being filed and/or available for inspection by the public to the extent required by applicable Securities Laws or stock exchange rules.

10.      Termination

(a)	This Agreement shall automatically terminate on the first to occur of:

(i)	December 20, 2013, if the Arrangement Agreement is not entered into by the parties thereto on or before such date;

(ii)	the Effective Date;

(iii)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms; and

(iv)	the mutual consent in writing of the Parties.

(b)

This Agreement may be terminated by the Shareholder only if (i) [Primero][Brigus] breaches or is in default of any of its covenants or obligations under this Agreement in a material way, or (ii) any of the representations or warranties of [Primero][Brigus] under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Shareholder has notified [Primero][Brigus] in writing of any of the foregoing events and the same has not been cured by [Primero][Brigus] within fifteen (15) days of the date such notice was received by [Primero][Brigus].

(c)

Upon termination of this Agreement in accordance with this Section 10, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

11.	Miscellaneous

(a)

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(i)	[to Primero at:

Primero Mining Corp.
Suite 2301, 20 Queen Street West

Toronto, Ontario
M5H 3R3

Attention:      Joseph Conway, President & Chief Executive Officer
Facsimile:     (416) 814-3170
Email:            jconway@primeromining.com and
                        legal@primeromining.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:      Elizabeth Breen
Facsimile:     (416) 947-0866
Email:             ebreen@stikeman.com]

(ii)	[to Brigus at:

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street, Purdy’s Wharf Tower II
Halifax, Nova Scotia B3J 3R7

Attention:      Wade Dawe, Chairman & Chief Executive Officer
Facsimile:      (902) 491-4281
Email:             wdawe@brigusgold.com

with a copy (which shall not constitute notice) to:

Fogler, Rubinoff LLP
77 King Street West
Suite 3000, P.O. Box 95
Toronto, Ontario
M5K 1G8

Attention:      Rick Moscone
Fax:                 (416) 941-8858
Email:             rmoscone@foglers.com]

(iii)	to the Shareholder at:

Attention:

Attention:
Facsimile:
Email:

with a copy to (which shall not constitute notice) to:

Attention:
Facsimile:
Email:

(b)

This Agreement only becomes effective when executed by the Shareholder and [Primero][Brigus]. After that time, it will be binding upon and enure to the benefit of the Shareholder, [Primero][Brigus] and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

(c)	Time is of the essence in this Agreement.

(d)

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. No variation or amendment to this Agreement shall be effective unless in writing and signed by each Party hereto. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

(e)

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

(f)

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(g)

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page left intentionally blank. Signature page follows.]

            Please confirm your agreement with the foregoing by signing a copy of this Agreement where indicated below and returning the same to the undersigned by facsimile or email.

Yours very truly,

[PRIMERO MINING CORP.

Name: Joseph Conway
Title: President & Chief Executive Officer ]

[BRIGUS GOLD CORP.

Name: Wade Dawe
Title: President & Chief Executive Officer]

Accepted and agreed to with effect from the ___ day of ___________, 20___.

Name:
Title:

SCHEDULE “A”
SUBJECT SECURITIES

Name of Securityholder	Number of Shares Held	Number of Options Held	Number of Other Securities Held
Vested: Unvested:

SCHEDULE G
SPINCO EXPLORATION PROPERTIES

Goldfields Project (Box & Athona Projects), Uranium City, Saskatchewan.

Ixhuatán Project, Chiapas, Mexico.

Huizopa Project, Chihuahua, Mexico.

Dominican Republic Projects (Ampliación Pueblo Viejo, Ponton and La Cueva concessions).

G-1